# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM 10-KSB

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31st, 2005**

**Commission File Number: 000-25553**

# AMERSIN LIFE SCIENCES CORPORATION
**(Exact name of registrant as specified in its charter)**

| Nevada | 98-0419476 |
|---|---|
| (State or other jurisdiction of incorporation) | (IRS Employer Identification No.) |

| 410 Park Avenue, 15th Floor, New York, NY | 10022 |
|---|---|
| (Address of principal executive offices) | (ZIP Code) |

Issuers Telephone Number: 604-881-2899

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 Par Value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes X     No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ___

State issuer's revenues for its most recent fiscal year. $ 6,610,774

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.)

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

**(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)**
Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after
the distribution of securities under a plan confirmed by a court.    Yes _____    No _____

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)
State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

As of March 23, 2005, the Company had 34,291,885 shares of common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**
If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I,
Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1990).

Transitional Small Business Disclosure Format (Check one): Yes __; No X



# Amersin Life Sciences Corporation

**Form 10-KSB**
**For the Year Ended January 31st, 2005**

**T A B L E   O F   C O N T E N T S**

# Cautionary Note Regarding Forward-Looking Statements

This annual report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," " plan," "foresee," "likely" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.  You should review carefully all information, including the financial statements and the notes to the financial statements included in this annual report. The following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this annual report:

- the timing, impact and other uncertainties related to pending and future acquisitions by us;

- the impact of new technologies;

- the timing, impact and other uncertainties related to the introduction of new pharmaceuticals by ourselves;

- the timing, impact and other uncertainties related to the introduction of new pharmaceuticals by other manufacturers;

- changes in laws or rules or regulations of governmental agencies including but not limited to those that govern acquisitions in the pharmaceutical industry that might impact our ability to grow rapidly through acquisition;

- failure to achieve or maintain certification of our existing or other manufacturing facilities we may acquire in the future;

- our ability to attract funding on commercially viable terms with which to ; and

- currency exchange rate fluctuations.

These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in the forward-looking statements in this annual report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this annual report are made only as of the date of this annual report, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.  Investors are advised to consult any further disclosures by us on the subject in our filings with the Securities and Exchange Commission, especially on our periodic reports on Forms 10-KSB, 10-QSB and current reports on Form 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results.  It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risk, and certainties or potentially inaccurate assumptions.  We cannot assure you that projected results will be achieved.

Readers of this annual report are cautioned not to put undue reliance on "forward looking" statements that are, by their nature, uncertain as reliable indicators of future performance.  Amersin Life Sciences Corporation disclaims any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise.

As used in this annual report, the terms "we", "us", "our", "the Company" and "Amersin" shall mean Amersin Life Sciences Corporation. and its subsidiaries unless otherwise indicated.  References to historical sales figures, market share, and other operational data refer to the business unit previously operated by the minority partner to the new joint venture.  Further, unless otherwise indicated, reference to dollars shall mean United States dollars.

# PART I

## Item 1 – Description of Business

**Business Development**

Amersin Life Sciences Corporation. ("the Company") was incorporated in the State of Nevada, U.S.A. on December 18, 1998, under the name Explore Technologies, Inc. Following unsuccessful exploration work the Company's board of directors determined that further exploration of its property was not commercially viable and on April 25, 2000 decided to abandon its interest in the property. Subsequent to abandoning the interest, the capital of the company was consolidated on the basis of one new for ten old on September 24th, 2001.

In April 2002, the Company identified a business opportunity and attempted to acquire a business interest as a long distance carrier and provider of Voice over IP services. Concurrent with this it changed its name from Explore Technologies to Pan Asia Communications Corp. In September 2002 it entered into an agreement to rescind the acquisition agreement when it became apparent that it would not be possible to complete an audit of what was contemplated. Subsequent to rescinding the acquisition, the capital of the company was consolidated on the basis of one new for ten old on April 2nd, 2003.

On February 26th, 2003, the Company identified a new business opportunity and on March 18, 2003 entered into an Acquisition Agreement with Red Dot Capital Inc. ("Red Dot") to acquire 100% of Red Dot's 57.14% joint venture interest in Hubei Pharmaceutical Co., Ltd. ("HBJV"). HBJV was incorporated as a private Chinese joint venture corporation in the city of Xiangfan in Hubei province, People's Republic of China ("China") on January 24, 2003 by Red Dot and Hubei Zenith Airbeck Pharmaceutical Co. Ltd. ("Airbeck"). It is licensed to engage in research, development, production, distribution and sale of pharmaceutical products. Airbeck was a Chinese government funded company located in Xiangfan, involved in research, development, production and sale of bulk pharmaceutical products through its Bulk Division as well as over-the-counter and patented pharmaceutical products in dosage forms including injections, capsules, tablets, syrups and other form through its Dosage Division.

On April 2nd, 2003 our current president and secretary were appointed to the board and the company accepted the resignations of all members of the previous board of directors. The company announced a name change to Hubei Pharmaceutical Group Ltd. and, on April 3rd, its shares commenced trading on the OTC Bulletin Board under the new trading symbol, HBEI.

On July 25th, the company completed acquisition of Red Dot's interest in the joint venture following completion of a an audit and vend-in to HBJV, by the minority partner Airbeck, of intangible assets comprised primarily of 120 pharmaceutical licenses representing its operating dosage division. Airbeck continued to operate the dosage division throughout the balance of the fiscal year under a special provision allowing them to deplete inventories and packaging while producing under licenses then owned by HBJV. Revenues and expenses during this period were for the account of Airbeck.

On March 1st, 2004, operations and operational revenues were transferred into HBJV from the dosage division previously operated by Airbeck.

During the second quarter last year, with an effective date of June 1st, 2004, the company acquired a 60% controlling interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. (Hubei Benda) for cash, some off which is due on a schedule in the current fiscal year, and for restricted stock issued at a price of $0.68. 1,600,000 shares were issued upon completion of the independent audit. An additional 1,400,000 shares are to be issued upon licensing of one of several new Biotech pharmaceuticals owned by the joint venture to be used in treating diabetes and certain forms of cancer. Additional details regarding the acquisition are available in the Consolidated Balance Sheet and notes to the financial statements filed with the Securities and Exchange Commission on Form 8K September 7th, 2004 and on the company's quarterly report files with the Securities and Exchange Commission on Form 10-QSB September 22nd, 2004.

Subsequent to but with an effective date at the end of the quarter ended July 31st, 2004 the company disposed of its 57.14% interest in Hubei Pharmaceutical Co. Ltd. This transaction resulted in recovery of cash in the form of an account receivable from the purchase and recapture of previously recorded operating expenses in the form of credit notes against accounts payable. In total the accounts receivable and credit notes exceed the company's investment; however, as a result of other non-cash items, a terminal loss on disposal of $423,777 was recorded with respect to the transaction. Additional details regarding the disposal are available in the Consolidated Balance Sheet included with the company's quarterly report files with the Securities and Exchange Commission on Form 10-QSB September 22nd, 2004 and on Form 8K filed with the Securities and Exchange Commission September 14th, 2004.

On January 14th, 2005 the company announced that it had changed its name from Hubei Pharmaceutical Group Ltd. to Amersin Life Sciences Corporation as well as a change in its trading symbol from HBEI to AMLS.


## Business Of Issuer
### Introduction
Amersin Life Sciences Corporation began it's tenure as a public pharmaceutical company in March 2003 following a reverse takeover of a company previously involved in telecommunications and other lines of business. The company was known as Hubei Pharmaceutical Group Ltd. for two years. It was subsequently renamed Amersin Life Sciences Corporation in January 2005 to more closely reflect its structure as a holding company and its objective to build investor equity through strategic acquisition and vertical integration of Chinese pharmaceutical interests in all facets of pharmaceutical life sciences. Following acquisition and subsequent disposal of a controlling interest in a pharmaceutical production facility in Xiangfan city, Amersin acquired a controlling interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. (Hubei Benda) located in Guangshui City, Hubei Province, China. Amersin has reported profits in each quarter since that acquisition in June, 2004.

### Overview
According to a recent report by the World Health Organization, China's per-capital medical expenditure has grown consistently at a rate of 10 to 15 percent in recent years. Economists predict that China will become the worlds' second largest pharmaceuticals market by the end of this decade. Second only to the United States, and supported by State and regional health care plans, it is expected to reach 14 billion dollars by 2005 and 24 billion dollars by 2010. China's entry into the Word Trade Organization has attracted keen interest from international pharmaceutical companies and investors looking to position themselves to participate in the growth. There are opportunities to acquire, form strategic relationships, or build cost effective production capacity utilizing a large skilled labor force and low manufacturing costs to develop a center of operations from which to capitalize on the rapidly expanding domestic market and to aggressively pursue export markets. China's move towards privatization and favorable tax incentives to joint venture corporations with US investment and control, along with the mandated consolidation of over eight thousand state owned pharmaceutical enterprises in the early 1990's to approximately three thousand earlier this decade and a target closer to one thousand by the end of the decade, present an array of opportunities for

companies that have established themselves in the region and understand how to negotiate and structure acquisitions there.  Amersin Life Sciences Corporation is established in China, profitable and well positioned to capitalize on growth within the burgeoning economy and on the tremendous strength of the pharmaceutical life sciences industries within China.

Hubei Benda fits well into our overall strategy. It is located in Hubei Province surrounded by natural and strategic resources including an abundance of water, coal, electricity, facilities for higher education, and a direct link to modern, high-capacity rail and highway systems.  Hubei province is the center of pharmaceutical production and research within China and is also home to very large scale



automobile production supporting a substantial base of high technology companies, producing a variety of products from spare parts to complex machinery, and a large base of skilled labor and management expertise. It is an ideal location for pharmaceutical research, production and distribution.  Our subsidiary, Hubei Benda, has a successful legacy dating back to the mid 1970's and has operated as a private enterprise since 2001. It is a continuation and expansion upon the dosage forms division previously owned by Hubei Benda Science and Technology Co. Ltd. (Benda S&T) whose management and controlling partners continue to hold the minority interest in Hubei Benda and provide ongoing operational management. This is characteristic of our acquisition strategy, providing

continuity of the successful management team and other resources while looking for  automobile production supporting a substantial base of high technology companies, producing a variety of products from spare parts to complex machinery, and a large base of skilled labor and management expertise. It is an ideal location for pharmaceutical research, production and distribution.  Our subsidiary, Hubei Benda, has a successful legacy dating back to the mid 1970's and has operated as a private enterprise since 2001. It is a continuation and expansion upon the dosage forms division previously owned by Hubei Benda Science and Technology Co. Ltd. (Benda S&T) whose management and controlling partners continue to hold the minority interest in Hubei Benda and provide ongoing operational management. This is characteristic of our acquisition strategy, providing continuity of the successful management team and other resources while looking for opportunities to streamline operations and broaden market penetration though strategic relationships with other subsidiaries or independent organizations in the life sciences field. Our seasoned management team in the region has proven itself in a privatized, entrepreneurial environment, and is an essential part of ongoing operations.

**Business Summary**
Hubei Benda employs 266 full-time employees including 31 Management and Administrative staff, 30 Technologists and Research staff, 23 Sales and Marketing staff and 182 Pharmaceutical production staff.  It owns two production facilities: an injection facility used to produce pharmaceuticals in injectable form; and a solids facility used to produce pharmaceuticals in tablet, capsule, oral liquid, powder and other forms. The injection facility was reconstructed and certified to the latest GMP standards in late 2003. Reconstruction of the solids facility commenced in October 2004 and is about 70% complete after which it will also be certified to the latest GMP standards.  Hubei Benda is the largest producer of small-format injectable pharmaceuticals in Hubei Province.  Ranking about seventh overall in China, it is expected to be the largest producer in Central China once current renovations and increases to production capacity are completed. At the time of our acquisition in June 2004 the subsidiary owned 79 drugs licenses, classified in 11 categories as follows:

- Antiviral
- Antihypertensive
- Haemostatic
- Anti-inflammatory analgesic
- Vitamin supplement
- Cardiovascular and cerebrovascular
- Local anesthetic
- Hormone

- Anti-anemia drugs          ● Anti-Hypertension
- Diabetes treatment drugs

Many licenses are currently commercialized, including: two Heamostatic pharmaceuticals, Tranexamic Acid and Xuejing®; Nefopan Hydrochloride for pain management; several anti-inflammatories including Shuzheng-B® and Riboflavin Sodium Phosphate; Ribavirin, a leading anti-viral; and a range of generic pharmaceuticals.  We have a large distribution network covering all major cities in China with agent and marketing offices in Beijing, Tianjing, Wuhan, Guangzhou, and the Guizhou province.  Our domestic distribution network continues to expand and there are many opportunities to commercialize additional licenses within the existing channel.

Although we initially purchased a controlling interest in only the dosage forms division we also act as sales agents domestically and internationally for the BendaS&T raw materials and bulk products divisions still owned by the minority partners. There are many opportunities to expand the scope of the joint venture to include some or all of the partners' other interests as funding or improved leverage opportunities permit.

In addition to the domestic market, finished and/or bulk products are currently exported to England, Pakistan, India, South Africa and Singapore. BendaS&T has actively pursued development of the export markets throughout the last decade and maintains close cooperative relations with several of the leading multi-nationals.  The additional visibility arising from the association with the public company and its investor relations effort regularly brings in inquiries from around the world and with them opportunities to develop new relationships and to tender supply of additional products. Although the domestic market provides the largest and most immediate opportunity for rapid growth, international sales and production contracts are a key part of our overall strategy and may provide additional opportunities as we complete the patent and licensing processes for our new biotech products.

**Latest Developments**
Since acquisition of our controlling interest in Hubei Benda in June 2004, we have focused on restructuring its product lines and streamlining production to place the greatest emphasis on established markets for higher margin pharmaceuticals. This has resulted in modest improvements to gross revenue in key product areas and significant improvements to profitability.  Approximately 8% of our net profit is re-invested in Research and Development which has led to the fast-tracking of several new products under development; licensing of two new generic drugs; submissions to China's SFDA for approvals for four new pharmaceuticals; and submission to the Hubei Food and Drug Administration for licensing of eight new pharmaceuticals.

We obtained licensing (National Medicine Authentication Code H20044601) for Tranexamic Acid Injection (0.5g: 5ml), a preferred haemostatic in clinic use.  We introduced the product to market in October 2004. The total domestic market for the product is approximately 270 million dollars with only four manufacturers producing to meet the demand.

We obtained licensing (National Medicine Authentication Code H42021048) and began production of Ribavirin Injection (200mg: 2ml), a broad-spectrum anti-viral medicine with an annual domestic market of approximately $73 million dollars.  Our minority partner Benda S&T, are the largest producer of bulk Ribavirin in central China which will allow us to compete aggressively for market share if necessary.  There are also significant markets for this anti-viral staple throughout South-East Asia.

We obtained approval (Y0405945) from China's SFDA for Vitamin C Injection (1g: 2.5ml).  The annual domestic market is approximately 61 million dollars.

We obtained approval (Y0417118) for Lomefloxacin Aspartate Injection (0.1g: 2ml) and (Y0417119) Lomefloxacin Aspartate Injection (0.2g: 5ml) from China's SFDA. These are antibiotics with an annual domestic market of approximately 48 million dollars.

We obtained approval (Y0416162) from China's SFDA for α-Asarone an anti-biotic used to treat upper respiratory infection. The annual domestic market is approximately 36 million dollars and currently served through import from other countries. We expect to be the only domestic manufacturer.

We obtained approval (Y0414206) from China's SFDA for Lappaconitine Hydrobromide Tablet a biotech used in the treatment of withdrawal symptoms when treating drug addiction. The annual domestic market is approximately 36 million dollars and currently served through import from other countries. We expect to be the only domestic manufacturer.

We have also submitted and expect approval for eight new products from the Hubei Food and Drug Administration including Asarone in injectable, tablet, granule and liquid forms; the antibiotic Levofloxacin Mesylate and Amino Acid based pharmaceuticals Lysine Hydrochloride Injection (3g: 10ml) and Lysine Hydrochloride Injection (5g: 20ml)

Working closely with local management we have focused attention on marketing initiatives designed to promote brand awareness and broaden distribution. We have developed close cooperative relationships with large wholesalers for generic drugs as well as long-term strategic relationships with a group of key distributors who have large sales networks with strong end-user promotional abilities. These distributors were selected based upon solid core competencies that compliment the new marketing initiatives we are developing in-house and will help to ensure our future domestic market objectives are met.

We view the first eight months of operations to have been a tremendous success. While gross revenues were slightly less than originally predicted, operating margins, and thus gross profit, far exceeded our original projections. This highlights the effectiveness of providing continuity of successful management and production processes as part of our acquisition strategy and, in particular, highlights the ongoing strength in management and the commitment of our minority partners to work with us to streamline operations well ahead of schedule and to build a market driven, profitable base upon which to expand operations . It is upon these solid results that we head into the 2005 fiscal year with confidence and excitement. Operating results are summarized in the following table:

| 2004 Fiscal Period | Revenue | Net Operating Profit |
| --- | --- | --- |
| Partial Second Quarter[1] | $1.85 million | $682,000 |
| Third Quarter[2] | $2.04 million | $636,000 |
| Fourth Quarter[3] | $2.50 million | $848,000 |

(1) Drawn from, and should be considered with the notes to, the consolidated financial statements filed with the Securities and Exchange Commission for the second quarter ended July 31st, 2004 available at:
http://www.sec.gov/Archives/edgar/data/1009919/000101540204003946/0001015402-04-003946-index.htm
(2) Drawn from, and should be considered with the notes to, the consolidated financial statements filed with the Securities and Exchange Commission for the third quarter ended October 31st, 2004 available at:
http://www.sec.gov/Archives/edgar/data/1009919/000101540204005372/0001015402-04-005372-index.htm
(3) Drawn from, interim results of operations for the subsidiary filed with the Securities and Exchange Commission for the fourth quarter ended January 31st, 2005 available at:
http://www.sec.gov/Archives/edgar/data/1009919/000101540205001731/0001015402-05-001731-index.htm

## Strategic plan

Amersin's two year strategic plan calls for completion of a vertically integrated industrial chain covering three key tiers of pharmaceutical life sciences including:

- raw materials and bulk production
- dosage form production
- logistics

This will be undertaken in three phases:

1. **In the first phase**, management is focused on strengthening and increasing the profitable existing production base by continuing to re-align production to increase return on capital by focusing on higher margin pharmaceuticals with established markets and to use those as leverage to further expand its marketing network for domestic sales. This process is well underway and proof of concept is evident in higher operating margins accompanied by modest sales increases in key product areas leading to significantly improved profitability. Completion of GMP certification of the solids plant will pave the way for commercialization of additional existing licenses as well as several of the new products for which we have received approval in solid form. It will also allow us to apply for licenses to produce the two new high profile biotech products used to treat cancer and diabetes which were acquired at the time of the acquisition of our interest in Hubei Benda.

2. **In the second phase,** Amersin plans to purchase a controlling interest in the raw materials and bulk pharmaceutical operations from its minority partner, Benda S&T, thus fully integrating the production chain and making it the largest producer of Ribavirin in China. Ribavirin is a systemic anti-viral sold under the brand names Copegus® and Rebetol® in the United States, under the brand name Virazol® in the United States and Canada and as Tribavirin in the United Kingdom and other parts of the world. It is used to treat severe pneumonia in infants and young children and, in combination with other agents such as Interferon alfa-2B or Peginterferon alfa-2B, to treat a viral liver infection knows as hepatitis C. Work has begun on securing US FDA certification for Ribavirin as a bulk pharmaceutical product. Its position as an established and effective antibacterial in the region is strategically significant in moving forward and securing markets for additional products to treat more recent threats such as SARS or the Avian Flu (H5N1) as they are developed or become available to us for licensing.

3. **In the third phase,** Amersin will develop a pharmaceutical logistics center. This will serve as a base from which to further develop domestic as well as international markets and will be of strategic importance in attracting licensing and distribution agreements for advanced pharmaceuticals to be sold in the burgeoning Chinese market.

**Phase One Implementation**

Although profitable, our resources are underutilized. The injection facility is GMP certified to the latest standards but is working capital constrained and produces pharmaceuticals from a small range of the available licenses. The solids factory is not yet certified to the new standards although work on this is substantially complete. Re-construction is about 70% complete and deposits totaling a little more than 50% of the value of all of the required equipment have been paid. Subject to funding, which we anticipate will result from a combination of debt and equity, the facility is approximately 30 days and $600,000 from completion followed by 30 to 60 days of regulatory processes while it is certified to the latest GMP standards by the State Food and Drug Administration (SFDA). It is constructed entirely in accordance with the plans submitted to and approved by the SFDA. Management have developed a good working relationship with them, understand the process well following certification of the injection facility and are confident that with May funding in place, construction would be completed by the end of June and the facility would be ready to schedule initial production runs in late August.

Phase one funding calls for the injection of 12.3 million RMB (1.5 million dollars) to be used for completion and certification of the solids manufacturing facility and to provide additional working capital to expand production and introduce new products throughout the year.  The allocation of funds is detailed in the following table:

| Purpose | | Allocation of Funds | | |
|---|---|---|---|---|
| | | Total | Production / | Market Development |
| Completion and certification of new solids form facility | RMB:<br>≈USD: | 4,900,000<br>$600,000 | n/a / | n/a |
| • New Pharmaceutical:<br>Levorotation of Loxacin tablet | RMB:<br>≈USD: | 350,000<br>$ 42,700 | 290,000 /<br>$ 35,400 / | 60,000<br>$ 7,300 |
| • New Pharmaceutical:<br>Xixin Naopian (Asarone) | RMB:<br>≈USD: | 700,000<br>85,400 | 560,000 /<br>$ 68,300 / | 140,000<br>$17,100 |
| • New Pharmaceutical:<br>Qiweiben capsule (Diabetes drug) | RMB:<br>≈USD: | 1,100,000<br>$134,100 | 880,000 /<br>$107,300 / | 220,000<br>$ 26,800 |
| • New Pharmaceutical:<br>Qiankun Fukang pill | RMB:<br>≈USD: | 800,000<br>$ 97,600 | 420,000 /<br>$ 51,200 / | 380,000<br>$ 46,400 |
| • New Pharmaceutical:<br>Liba Weilin granule (Ribavirin) | RMB:<br>≈USD: | 250,000<br>$ 30,500 | 190,000 /<br>$ 23,200 / | 60,000<br>$ 7,300 |
| • New Pharmaceutical:<br>Erythromycin granule | RMB:<br>≈USD: | 350,000<br>$ 42,700 | 290,000 /<br>$ 35,400 / | 60,000<br>$ 7,300 |
| • New Pharmaceutical:<br>Liba Weilin oral liquid (Ribavirin) | RMB:<br>≈USD: | 550,000<br>$67,100 | 310,000 /<br>$ 37,800 / | 240,000<br>$ 29,300 |
| • New Pharmaceutical:<br>Yan Long Anti-Cancer | RMB:<br>≈USD: | 3,300,000<br>$ 402,400 | 2,150,000 /<br>$ 262,200 / | 1,150,000<br>$ 140,200 |
| Total for production and market development of new products | RMB:<br>≈USD: | 7,400,000<br>$ 900,000 | 4,970,000 /<br>$606,000 | 2,430,000<br>$ 294,000 |

Completion of this part of our phase one strategic plan will provide Hubei Benda with production facilities certified to the latest GMP standards for production of pharmaceuticals in all common dosage forms including injections, tablets, pills, capsules, granules and oral liquids.  It will have the largest small format injection capacity in Central China as well as competitive capacity in other dosage forms that will allow it to grow significantly. Following GMP certification of the new solids facility, production capacity for several key dosage forms will be as follows:

| Dosage Form | Production Capacity | Remarks |
|---|---|---|
| Injection | 800 million pieces per year | Largest scale and lowest cost in Hubei province |
| Tablet | 500 million tablets per year | |
| Capsule | 400 million capsules per year | Production base for nationwide anti-diabetic drugs |
| Granule | 100 million packets per year | |
| Oral solution | 20 million units per year | Important production base for nationwide anti-cancer drugs |

Although we could quickly re-enter the market with a range of generic drugs in solid form to achieve large sales revenues, margins for generic drugs are low.  Working capital would be better allocated to long term growth.  Our plan calls for a ramp up period throughout the balance of the year while higher margin solid form pharmaceuticals are introduced to the market and applications are made for production licenses for the two new biotech products used to treat cancer and diabetes.  This is similar to the very successful approach we have taken for pharmaceuticals in injectable form and should allow us to build towards significant sales volume in the even higher margins afforded pharmaceuticals in solid form.  For this reason, although it is possible we will achieve significant sales levels with some products as they are introduced and perform beyond expectations, projections for the 2005 fiscal year do not include significant revenues from the solids line. Management is confident that an extrapolation of the eight months performance in the previous fiscal year to a full operating year are realistic, yielding sales revenues of between 9 and 10 million dollars and net operating profits of approximately 3 million dollars.  We will work towards improving upon this in the last two quarters of the current year if markets are established for pharmaceuticals in solid form in line with our more optimistic projections.  It is important to note that a pending revaluation of the Chinese Renmimbi (RMB) would have a significant impact on our assets and performance when stated in US dollars.  A revaluation of 25% would result in a 33% increase in revenues and profits when stated in US dollars.  A 3 million dollar profit would become a 4 million dollar profit.  A 30 million dollar revenue projection in subsequent years would become a 40 million dollar projection.

Our investor relations department found in the past that the greatest responses to news about the company's progress came from products with names that are well know in the West or that serve a well understood niche such as birth control, sleep aids or pain management.  Since selling our interest in the factory producing those types of products, and in spite of consistent profitability from our most recent acquisition, we have not caught the mind-share of North American investors.  We believe this has led to an undervalued stock in comparison to similar micro-cap issues. To date, most of our commercialized licenses have been for products bearing Chinese names or trademarks and used to treat conditions for which there is not a lot of interest.  The introduction of products such as Riboflavin, Ribavirin and Erythromycin with their English names may make our material an easier read and attract investors to develop an understanding and become more familiar with what we do.  Public awareness and interest in Diabetes and Cancer in the Western world is significant.  We believe that with continued profitability and significant progress on licensing the new biotech products for treatment of Diabetes and Cancer, interspersed with good sales for our new product Shusai-A, a non-addictive substitute for Morphine or Dolantin, and additional awareness created by news of the introduction of as many as 40 new pharmaceuticals from our existing set of licenses; we will be able to put a face on the company that is of interest to Western investors and that will facilitate additional financing or improved leverage to support moving forward to phases two and three of our strategic plan.

Amersin is committed to building investor equity through strategic acquisition and vertical integration.  Funding and completion of phase one of our operating plan will be a milestone in building upon an already profitable base of operations and in rounding out the business of the company to something that is more easily understood and of more interest to investors.  We believe that our current market price represents a significant opportunity that is likely to attract the investment necessary to move forward and that, with an expanded investor awareness effort following completion of the new plant, our achievements will be reflected in the market allowing us to move forward with other opportunities we have identified.

## Item 2 – Description of Property

The manufacturing facilities for Amersin's Hubei Benda subsidiary are located in Guangshui City, Hubei Province, China. The building is a concrete structure completed in 2003. It is divided into two main areas: a production area of approximately 9,600 square meters (approximately 103,300 square feet) and a warehouse area of approximately 4,200 square meters (approximately 45,200 square feet). Land in China is not yet privately owned. Long term leases are granted by the State. The Guangshui facility is constructed on leased land based on a standard 40-year commercial lease. Additional information may be found in Note 7 to the consolidated financial statements filed herewith.

Amersin's main office is located in leased space in a concrete multiple story business tower located in Wuhan City, Hubei Province, China. The larger space is leased by the minority partner. There is no charge to Amersin for the space occupied by Amersin staff there. The company also maintains a packaged office in New York providing a US address as well as meeting space and other facilities as and when required.

## Item 3 – Legal Proceedings

Amersin Life Sciences Corporation has nothing to report.

## Item 4 – Submission of Matters to a Vote of Security Holders

On November 12, 2004, our Board of Directors voted to authorize and recommend that our shareholders approve an Amendment and effect a change of our corporate name to Amersin Life Sciences Corporation. On November 18, 2004, shareholders representing 21,583,666 of 32,036,885 shares (67.4%) of our voting capital stock outstanding consented in writing to the Amendment.

Article 1 of the Company's Articles of Incorporation was subsequently amended to read in its entirety as follows:

NAME OF CORPORATION: Amersin Life Sciences Corporation.

## Item 5 – Market for Common Equity and Related Stockholder Matters

### Market

The Company was first quoted on the Over The Counter (OTC) Bulletin Board on October 19th 1999. Our common stock began quotation on the OTC Bulletin Board under the trading symbol "HBEI" on April 3rd, 2003 and than as AMLS on January 14th, 2005 following our name change from Hubei Pharmaceutical Group to Amersin Life Sciences Corporation. Our common stock is also listed on the Frankfurt Stock Exchange under the trading symbol HUQ.

### Share Price History

The OTC Bulletin Board represents our primary market. The following quotations reflect the high and low bids for our common stock on a quarterly basis for the past two fiscal years as quoted with OTC Bulletin Board. Data prior to April 3rd 2003 when the company consolidated its capital on a 10 old for 1 new share basis have been adjusted to reflect the consolidation. These quotations are based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

| Quarter Ended | High Bid | Low Bid |
| --- | --- | --- |
| April , 2003 | $0.63 | $0.13 |
| July, 2003 | $0.52 | $0.16 |
| October, 2003 | $0.70 | $0.20 |
| January, 2004 | $0.71 | $0.59 |
| April, 2005 | $0.93 | $0.52 |
| July, 2005 | $0.72 | $0.29 |
| October, 2005 | $0.59 | $0.35 |
| January, 2005 | $0.60 | $0.35 |

### Holders

As of April 30th, 2005, there were approximately 135 registered holders of our common stock. This information was taken from reports provided to us by our transfer agent. As many of the shares of common stock are held in street name, there may be additional beneficial holders of our common stock. In a recent distribution of Form 14C to all shareholders well in excess of 400 copies were distributed to shareholders and to brokerages houses for forwarding to their clients.

### Dividends

To date, we have not paid dividends on our common stock. The payment of dividends on our common stock, if any, is at the discretion of the board and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. See Item 6. "Management's Discussion and Analysis or Plan of Operation." We do not intend to declare dividends in the foreseeable future, but instead intend to retain all earnings for use in our operations.

## Equity Compensation Plan

The following table summarizes equity previously authorized for issuance under equity compensation plans. Additional information is available on Form S-8 filed with the Securities and Exchange Commission on December 9th, 2003 which set aside for distribution 4,250,000 shares, 1,250,000 of which were reserved for issuance upon conversion of stock options for management services and 3,000,000 of which were set aside for distribution pursuant the Company's 2003 Stock Option Plan.

| | Equity Compensation Plan Information | | |
|---|---|---|---|
| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
| Equity compensation plans approved by security holders | 1,775,000 | $0.3068 | 2,050,000 |
| Equity compensation plans not approved by security holders | | | |
| Total | 1,775,000 | $0.3068 | 2,050,000 |

## Recent Sales of Unregistered Securities

On May 14th, 2002 and June 14th, 2002 the company issued a total of 26,598,500 shares with respect to the acquisition of Access Networks Ltd. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The acquisition was subsequently rescinded and all but 3,325,620 shares were returned to treasury. The company consolidated its common stock on a 10 old for one new basis following this issue reducing the number or issued shares with respect to this transaction to 332,562.

On December 10th, 2002 the company issued 4,000,000 shares in settlement of debt. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The debt settlement was subsequently renegotiated and settled with cash at a discount. The shares were returned to treasury.

On March 14th, 2003 the Company issued 1,500,000 shares of common stock at a price of $0.01 per share to a creditor in settlement of a debt of $15,000.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The company consolidated its common stock on a 10 old for one new basis following this issue reducing the number or issued shares with respect to this transaction to 150,000.

On March 17th, 2003 a prior board authorized and the Company issued 1,000,000 shares of common stock, at a price of $0.01 per share to its president as a signing bonus pursuant to a resolution dated December 4th, 2002. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. This President then resigned. The company consolidated its common stock on a 10 old for one new basis following this issue reducing the number or issued shares with respect to this transaction to 100,000.

On April 3rd, 2003, the Company issued 3,000,000 shares of common stock pursuant to an agreement entered into with Red Dot Capital, Inc. to acquire a 57.14% interest in a joint venture located in China. This issue was recorded at par value. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On July 6th, 2003 the Company issued 80,000 shares of common stock for the private placement subscription tendered by an accredited investor and closed May 30th, 2003. The investor subscribed for 80,000 units consisting of one share at $0.15 and 2.5 purchase warrants to purchase an additional share, on or before November 30th, 2003, at a price of $0.20. Gross proceeds were $12,000. An additional 12,000 units consisting of 1 share and 2.5 purchase warrants were recorded as a finders' fee with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On July 6th, 2003 the Company issued 2,366,324 shares of common stock at a price of $0.15 per share, for the private placement subscription tendered by a group of accredited investors closed May 30th, 2003. Gross proceeds were $354,949. The company recorded payment of $16,895 and issued 43,500 shares of common stock as finders' fees with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On July 25, 2003, the Company issued 19,000,000 common shares of common stock from the treasury pursuant to an agreement entered into with Red Dot Capital, Inc. to acquire a 57.1% interest in a joint venture located in China. This issue has been recorded at par value. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On August 15th, 2003, the Company issued 1,500,000 common shares of common stock as finders' fees relating to the acquisition of Red Dot's interest in HBJV. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The finders' fee was re-negotiated and reduced from the 2,000,000 common shares originally approved by the shareholders. This issue was recorded at par value. The board of directors has since accepted a recommendation from its President and approved a resolution to return an additional 1,000,000 finders fee shares to treasury. These were returned to the transfer agent for cancellation subsequent to the current year ended January 31st, 2005. Accordingly, the reduction in issued capital in not reflected in this report.

On July 25, 2003, the Company accepted private placement subscription offers from a group of accredited investors to subscribe for 728,999 units at a price of $0.30 each. Each unit consisted of one share of common stock and one purchase warrant to purchase an additional share of common stock. These warrants may be exercised at a price of $1.50 n or before July 31, 2005. The Company issued 693,333 common shares on August 21, 2003, and 35,666 common shares on December 11, 2003. Gross proceeds were $218,700. The company recorded payment of $19,500 as finders' fees with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On December 1, 2003, the Company accepted private placement subscription offers from a group of accredited investors to subscribe for 301,300 units at a price of $0.45 each. Each unit consisted of one share of common stock and one purchase warrant to purchase an additional share of common stock. These warrants may be exercised at a price of $1.50 on or before November 14, 2005. Gross proceeds were $135,585. The company recorded payment of $9,000 as finders' fees with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On December 1, 2003, a total of 104,400 warrants were exercised with respect to private placement shares issued July 6th, 2003. The company received payment of $20,880. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On February 20th, 2004, 27,500 shares were issued at a price of $0.53 per share and 40,000 shares were issued at a price of $0.55 per share with respect to private placements to a group of accredited investors. Each of these shares carries a warrant to purchase an additional share. The warrants may be exercised at a price of $1.50 on or before February 13, 2006. Gross proceeds from the sale of shares with respect to this issue were $36,575.00. The company paid a finders fee of $2,200.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On April 19th, 2004, 65,308 shares were issued at a price of $0.53 per share, 110,000 shares were issued at a price of $0.55 per share and 7,120 shares were issued as finders fees with respect to private placements to a group of accredited investors. 32,428 of these shares carry a warrant to purchase an additional share at a price $1.50 on or before February 13, 2006. 150,000 of these shares carry a warrant to purchase an additional share at a price of $1.50 on or before March 13th, 2006. Gross proceeds from the sale of shares with respect to this issue were $95,113.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On April 21st, 2004, 436,200 shares were issued at a price of $0.625 per share with respect to private placements to a group of accredited investors. Each of these shares carries a warrant to purchase an additional share at a price of $1.50 on or before April 2nd, 2006. Gross proceeds from the sale of shares with respect to this issue were $272,625.00. The company paid a finders fee of $25,200.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On September 29[th], 2004 the company accepted private placement subscription offers from two accredited investors resident in the United States to subscribe for 155,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before September 15[th], 2005 or at a price of $1.50 if exercised after September 15[th], 2005 and on or before September 15[th], 2006. These shares were issued in reliance upon exemption from registration under Regulation D of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. On September 29[th], 2004 the company accepted private placement subscription offers from a group of foreign investors to subscribe for 51,250 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before September 30[th], 2005 or at a price of $1.50 if exercised after September 30[th], 2005 and on or before September 30[th], 2006. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceeds of sale from the two transactions were $82,500. Net proceeds of sale were $80,300.

On November 30, 2004 the company accepted a private placement subscription from an accredited investor resident in the United States to subscribe for 200,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before November 16th, 2005 or at a price of $1.50 if exercised after November 16th, 2005 and on or before November 16$^{th}$, 2006. These shares were issued in reliance upon exemption from registration under Regulation D of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. On November 30$^{th}$, 2004, 2004 the company accepted private placement subscription offers from an accredited foreign investor to subscribe for 25,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before November 16th, 2005 or at a price of $1.50 if exercised after November 16th, 2005 and on or before November 16$^{th}$, 2006. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceeds of sale from the two transactions were $88,000. Net proceeds of sale were also $88,000.

On December 9$^{th}$, 2004 the company issued 1,600,000 shares of common stock at a price of $0.68 pursuant to an acquisition agreement under which the shares were to be issued to upon completion of an independent audit following acquisition of the company's interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this acquisition are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The proceeds of sale were $1,088,000 in the form of reduced liability to the vendor of our interest in accordance with the terms of the acquisition agreement.

A summary of outstanding warrants to purchase common stock as at January 31$^{st}$, 2005 is presented in the following table:

| Warrant Exercise Terms | Shares Available |
| --- | --- |
| At $1.50 before July 31st, 2005 | 728,999 |
| At $0.90 before September 15th, 2005 or at $1.50 before September 15th, 2006 | 155,000 |
| At $0.90 before September 30th, 2005 or at $1.50 before September 30th, 2006 | 51,250 |
| At $1.50 before November 14th, 2005 | 301,300 |
| At $0.90 before November 16th, 2005 or at $1.50 before November 16th, 2006 | 220,000 |
| At $1.50 before February 13th, 2006 | 99,928 |
| At $1.50 before March 13th, 2006 | 150,000 |
| At $1.50 before April 2nd, 2006 | 436,200 |
| Total warrants outstanding as at January 31st, 2005 | 2,142,677 |

## Item 6 – Managements Discussion and Analysis or Plan of Operation

This Management Discussion and Analysis focuses on key information drawn from the consolidated financial statements of Amersin Life Sciences Corporation for the year ended January 31st, 2005 and pertains to known risks and uncertainties relating to its businesses. It also includes qualitative information prepared by the management of our operating subsidiary to the extent that it is believed to be useful in developing an understanding the results of operations, the risk inherent in operations, the degree to which we will require supplementary funding to obtain our objectives and other matters we believe may be of interest to our shareholders or useful to them in assessing the risks associated with investing in our common stock. It should not be considered all-inclusive as it excludes changes that may occur in general economic, political, and environmental conditions as well as other matters that may, subsequent to the date of this report, become relevant or that did not appear to be relevant at the time of this report. The discussion regarding the financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements of Amersin Life Sciences Corporation set forth in Item 7 of this report. The reader's attention is also drawn to the cautionary note regarding forward looking statements appearing as page 4 of this report.

Amersin Life Sciences Corporation's business plan is to build an organization involved in all facets of the pharmaceutical life sciences in China through acquisition and vertical integration of controlling interests in operating subsidiaries located in China. To date we have acquired an interest in two dosage form pharmaceutical manufacturing companies. In the fiscal year ended January 31st, 2005 we sold our interest in our first acquisition. Our revenues and reported profitability are all generated by the remaining company, Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. (Hubei Benda) in which we have purchased a 60% controlling interest. All references in this discussion to operational plans or historical achievements are made with respect to our interest in that operation unless specifically stated otherwise. There is risk inherent in deriving all of our revenues from a single subsidiary. There is also risk in that the laws and regulations regarding acquisitions within the pharmaceutical industry in China may change and significantly impact our ability to grow through acquisitions

Hubei Benda employs 266 full-time employees including 31 Management and Administrative staff, 30 Technologists and Research staff, 23 Sales and Marketing staff and 182 Pharmaceutical production staff. It owns two production facilities: an injection facility used to produce pharmaceuticals in injectable form; and a solids facility used to produce pharmaceuticals in tablet, capsule, oral liquid, powder and other forms. The injection facility was reconstructed and certified to the latest GMP standards in late 2003. Reconstruction of the solids facility commenced in October 2004 and is about 70% complete after which it will also be certified to the latest GMP standards. If construction and certification of the new facility is not completed our business and opportunities for future growth would be materially and adversely affected. Hubei Benda is the largest producer of small-format injectable pharmaceuticals in Hubei Province. Ranking about seventh overall in China, it is expected to be the largest producer in Central China once current renovations and increases to production capacity are completed. At the time of our acquisition in June 2004 the subsidiary owned 79 drugs licenses, classified in 11 categories according to the following table:

- Antiviral
- Antihypertensive
- Haemostatic
- Anti-inflammatory analgesic
- Anti-anemia drugs
- Diabetes treatment drugs
- Vitamin supplement
- Cardiovascular and cerebrovascular
- Local anesthetic
- Hormone
- Anti-Hypertension

Many licenses are currently commercialized, including: two Heamostatic pharmaceuticals, Tranexamic Acid and Xuejing®; Nefopan Hydrochloride for pain management; several anti-inflammatories including Shuzheng-B® and Riboflavin Sodium Phosphate; Ribavirin, a leading anti-viral; and a range of generic pharmaceuticals. We have a large distribution network covering all major cities in China with agent and marketing offices in Beijing, Tianjing, Wuhan, Guangzhou, and the Guizhou province. Our domestic distribution network continues to expand and there are many opportunities to commercialize additional licenses within the existing channel.

Although we initially purchased a controlling interest in only the dosage forms division we also act as sales agents domestically and internationally for the BendaS&T raw materials and bulk products divisions still owned by the minority partners. There are many opportunities to expand the scope of the joint venture to include some or all of the partners' other interests as improved leverage opportunities and/or funding permit. This expansion is key to our short term plans for growth; however, it will require additional funding we have not yet provided for and without additional funding expansion in this way would not be possible.

In addition to the domestic market, finished and/or bulk products are currently exported to England, Pakistan, India, South Africa and Singapore. BendaS&T has actively pursued development of the export markets throughout the last decade and maintains close cooperative relations with several of the leading multi-nationals. The additional visibility arising from the association with the public company and its investor relations effort regularly generates inquiries from around the world and with them opportunities to develop new relationships and to tender supply of additional products. Although the domestic market provides the largest and most immediate opportunity for rapid growth, international sales and production contracts are a key part of our overall strategy and may provide additional opportunities as we complete the patent and licensing processes for our new biotech products. China is under significant international pressure to revalue its currency. If it does not do so it is possible that some countries will implement restrictive trade policies or tariffs that would have a significantly negative impact on our ability to expand through growth in export sales.

Since acquisition of our controlling interest in Hubei Benda in June 2004, we have focused on restructuring its product lines and streamlining production to place the greatest emphasis on established markets for higher margin pharmaceuticals. This has resulted in modest improvements to gross revenue in key product areas and significant improvements to profitability. Approximately 8% of our net profit is re-invested in Research and Development which has led to the fast-tracking of several new products under development; licensing of two new generic drugs; submissions to China's SFDA for approvals for four new pharmaceuticals; and submission to the Hubei Food and Drug Administration for licensing of eight new pharmaceuticals.

We obtained licensing (National Medicine Authentication Code H20044601) for Tranexamic Acid Injection (0.5g: 5ml), a preferred haemostatic in clinic use. We introduced the product to market in October 2004. The total domestic market for the product is approximately 270 million dollars with only four manufacturers producing to meet the demand.

We obtained licensing (National Medicine Authentication Code H42021048) and began production of Ribavirin Injection (200mg: 2ml), a broad-spectrum anti-viral medicine with an annual domestic market of approximately $73 million dollars. Our minority partner Benda S&T, are the largest producer of bulk Ribavirin in central China which will allow us to compete aggressively for market share if necessary. There are also significant markets for this anti-viral staple throughout South-East Asia.

We obtained approval (Y0405945) from China's SFDA for Vitamin C Injection (1g: 2.5ml). The annual domestic market is approximately 61 million dollars.

We obtained approval (Y0417118) for Lomefloxacin Aspartate Injection (0.1g: 2ml) and (Y0417119) Lomefloxacin Aspartate Injection (0.2g: 5ml) from China's SFDA.  These are antibiotics with an annual domestic market of approximately 48 million dollars.

We obtained approval (Y0416162) from China's SFDA for α-Asarone an anti-biotic used to treat upper respiratory infection.  The annual domestic market is approximately 36 million dollars and currently served through import from other countries.  We expect to be the only domestic manufacturer.

We obtained approval (Y0414206) from China's SFDA for Lappaconitine Hydrobromide Tablet a biotech used in the treatment of withdrawal symptoms when treating drug addiction.  The annual domestic market is approximately 36 million dollars and currently served through import from other countries.  We expect to be the only domestic manufacturer.

We have also submitted and expect approval for eight new products from the Hubei Food and Drug Administration including Asarone in injectable, tablet, granule and liquid forms; the antibiotic Levofloxacin Mesylate and Amino Acid based pharmaceuticals Lysine Hydrochloride Injection (3g: 10ml) and Lysine Hydrochloride Injection (5g: 20ml).

The manufacture and sale of pharmaceutical products in China is heavily regulated by many state, provincial and local authorities. These regulations significantly increase the difficulty and costs involved in obtaining and maintaining regulatory approvals for marketing new and existing products. Our future growth and profitability depend to a large extent on our ability to obtain regulatory approvals. We will not be able to commercialize licenses for pharmaceuticals in sold forms unless and until we complete construction and certification of our new solid-form production facility.

Working closely with local management we have focused attention on marketing initiatives designed to promote brand awareness and broaden distribution. We have developed close cooperative relationships with large wholesalers for generic drugs as well as long-term strategic relationships with a group of key distributors who have large sales networks with strong end-user promotional abilities. These distributors were selected based upon solid core competencies that compliment the new marketing initiatives we are developing in-house and will help to ensure our future domestic market objectives are met.

We view the first eight months of operations to have been a tremendous success.  While gross revenues were slightly less than originally predicted, operating margins, and thus gross profit, far exceeded our original projections.  This highlights the effectiveness of providing continuity of successful management and production processes as part of our acquisition strategy and, in particular, highlights the ongoing strength in management and the commitment of our minority partners to work with us to streamline operations well ahead of schedule and to build a market driven, profitable base upon which to expand operations . It is upon these solid results that we head into the 2005 fiscal year with confidence and excitement.  Operating results are summarized in the following table:

| 2004 Fiscal Period | Revenue | Net Operating Profit |
|---|---|---|
| Partial Second Quarter[1] | $1.85 million | $682,000 |
| Third Quarter[2] | $2.04 million | $636,000 |
| Fourth Quarter[3] | $2.50 million | $848,000 |

(1) Drawn from, and should be considered with the notes to, the consolidated financial statements filed with the Securities and Exchange Commission for the second quarter ended July 31[st], 2004 available at:
http://www.sec.gov/Archives/edgar/data/1009919/000101540204003946/0001015402-04-003946-index.htm
(2) Drawn from, and should be considered with the notes to, the consolidated financial statements filed with the Securities and Exchange Commission for the third quarter ended October 31[st], 2004 available at:
http://www.sec.gov/Archives/edgar/data/1009919/000101540204005372/0001015402-04-005372-index.htm
(3) Drawn from, interim results of operations for the subsidiary filed with the Securities and Exchange Commission for the fourth quarter ended January 31[st], 2005 available at:
http://www.sec.gov/Archives/edgar/data/1009919/000101540205001731/0001015402-05-001731-index.htm

Amersin's two year strategic plan calls for completion of a vertically integrated industrial chain covering three key tiers of pharmaceutical life sciences including:

- raw materials and bulk production
- dosage form production
- logistics

This will be undertaken in three phases:

**In the first phase**, management is focused on strengthening and increasing the profitable existing production base by continuing to re-align production to increase return on capital by focusing on higher margin pharmaceuticals with established markets and to use those as leverage to further expand its marketing network for domestic sales. This process is well underway and proof of concept is evident in higher operating margins accompanied by modest sales increases in key product areas leading to significantly improved profitability. Completion of GMP certification of the solids plant will pave the way for commercialization of additional existing licenses as well as several of the new products for which we have received approval in solid form. It will also allow us to apply for licenses to produce the two new high profile biotech products used to treat cancer and diabetes which were acquired at the time of the acquisition of our interest in Hubei Benda.

Our auditors have appropriately included a *going concern* statement in the Note 1(c) to the financial statements based upon a calculated working capital shortfall of $1,528,845. As calculated, this shortfall includes two items which must addressed. Bank loans totaling $1,573,000 have matured and are now reported as current liabilities. A final payment of $1,205,000 is due with respect to the acquisition of our interest in the joint venture in the coming fiscal year and is accordingly now also included as a current liability. Bank loans are payable in the Chinese currency, are serviced by domestic sales and as such would not be directly affected by a revaluation of the currency. Management does not anticipate difficulty in negotiating new maturity dates for the bank debt. Discussions are ongoing and there is initial agreement; however, with the injection of additional capital would facilitate more favorable terms and longer term restructuring. Successful negotiation of new maturity dates for the bank debt would reduce current liabilities by $1,573,000 and entirely eliminate the working capital deficit as calculated resulting in a small working capital surplus; however, it is important to understand that it would not, in and of itself, provide additional working capital necessary to complete and certify the solids-form production facility or provide working capital with which to increase production and profitability. Our production is currently working capital constrained. Demand exceeds our ability to fund the growth. Additional capital is necessary to overcome this. Under the terms of our acquisition agreement, funds paid to Benda S&T with respect to the acquisition are immediately re-invested in the joint venture as a five-year, non-interest bearing loan. Management is actively considering proposals for funding and anticipates that it will initially raise a small amount of capital, sufficient to meet the company's obligation under the acquisition agreement.  This would result in an additional $1,205,000 being restated as long term debt and, in combination with successful renegotiation of maturity dates for the bank debt, would result in a significant working capital surplus.  Completion of our investment would not only result in a calculated working capital surplus, it would provide the capital necessary to complete phase one of our two year plan including completion and certification of the solids-form production facility, additional working capital to provide for modest production increases in the injection-form facility and additional working capital to begin ramping up production in the newly certified solid-form production facility.  The injection of additional capital would also facilitate restructuring of the bank debt on more favorable terms, potentially also providing increases to short term lines of credit to fund accounts receivable and other demands on capital created by the anticipated increases in production and revenues.  It is essential that the company raise additional capital to eliminate the going concern notation and to begin implementation of its near term growth strategy.  It is anticipated that the funds required to do this would be raised outside of China.  A revaluation of the Chinese currency prior to raising the funds would be expected to have an additional dilutive effect, requiring additional foreign currency to meet the demand.

**In the second phase,** Amersin plans to purchase a controlling interest in the raw materials and bulk pharmaceutical operations from its minority partner, Benda S&T, thus fully integrating the production chain and making it the largest producer of Ribavirin in China. Ribavirin is a systemic anti-viral sold under the brand names Copegus® and Rebetol® in the United States, under the brand name Virazol® in the United States and Canada and as Tribavirin in the United Kingdom and other parts of the world.  It is used to treat severe pneumonia in infants and young children and, in combination with other agents such as Interferon alfa-2B or Peginterferon alfa-2B, to treat a viral liver infection knows as hepatitis C.  Work has begun on securing US FDA certification for Ribavirin as a bulk pharmaceutical product.  Its position as an established and effective antibacterial in the region is strategically significant in moving forward and securing markets for additional products to treat more recent threats such as SARS or the Avian Flu (H5N1) as they are developed or become available to us for licensing.

**In the third phase,** Amersin will develop a pharmaceutical logistics center.  This will serve as a base from which to further develop domestic as well as international markets and will be of strategic importance in attracting licensing and distribution agreements for advanced pharmaceuticals to be sold in the burgeoning Chinese market.

**Completion of the first phase of our strategic plan is critical to our ongoing success.**  Although profitable, our resources are underutilized.  The injection facility is GMP certified to the latest standards but is working capital constrained and produces pharmaceuticals from a small range of the available licenses.  The solids factory is not yet certified to the new standards although work on this is substantially complete. Re-construction is about 70% complete and deposits totaling a little more than 50% of the value of all of the required equipment have been paid.  Subject to funding, which we anticipate will result from a combination of debt and equity, the facility is approximately 30 days and $600,000 from completion followed by 30 to 60 days of regulatory processes while it is certified to the latest GMP standards by the State Food and Drug Administration (SFDA).  It is constructed entirely in accordance with the plans submitted to and approved by the SFDA.  Management have developed a good working relationship with the SFDA, understand the process well following certification of the injection facility and are confident that with May funding in place, construction would be completed by the end of June and the facility would be ready to schedule initial production runs in late August.  We have received expressions of interest from several funding sources and anticipate that an offer to finance on commercially acceptable terms is forthcoming.  Under the acquisition agreement wherein we acquired our interest in Hubei Benda we owe approximately $1.2 million dollars which will be reinvested in Hubei Benda by the vendor for a period of five years with unspecified repayment terms and carrying no interest.

Phase one funding calls for the injection of 12.3 million RMB (1.5 million dollars) to be used for completion and certification of the solids manufacturing facility and to provide additional working capital to expand production and introduce new products throughout the year. The allocation of funds is detailed in the following table:

| Purpose | | Allocation of Funds | | |
|---|---|---|---|---|
| | | Total | Production / | Market Development |
| Completion and certification of new solids form facility | RMB: ≈USD: | 4,900,000 $600,000 | n/a / | n/a |
| • New Pharmaceutical: Levorotation of Loxacin tablet | RMB: ≈USD: | 350,000 $ 42,700 | 290,000 / $ 35,400 / | 60,000 $ 7,300 |
| • New Pharmaceutical: Xixin Naopian (Asarone) | RMB: ≈USD: | 700,000 85,400 | 560,000 / $ 68,300 / | 140,000 $17,100 |
| • New Pharmaceutical: Qiweiben capsule (Diabetes drug) | RMB: ≈USD: | 1,100,000 $134,100 | 880,000 / $107,300 / | 220,000 $ 26,800 |
| • New Pharmaceutical: Qiankun Fukang pill | RMB: ≈USD: | 800,000 $ 97,600 | 420,000 / $ 51,200 / | 380,000 $ 46,400 |
| • New Pharmaceutical: Liba Weilin granule (Ribavirin) | RMB: ≈USD: | 250,000 $ 30,500 | 190,000 / $ 23,200 / | 60,000 $ 7,300 |
| • New Pharmaceutical: Erythromycin granule | RMB: ≈USD: | 350,000 $ 42,700 | 290,000 / $ 35,400 / | 60,000 $ 7,300 |
| • New Pharmaceutical: Liba Weilin oral liquid (Ribavirin) | RMB: ≈USD: | 550,000 $67,100 | 310,000 / $ 37,800 / | 240,000 $ 29,300 |
| • New Pharmaceutical: Yan Long Anti-Cancer | RMB: ≈USD: | 3,300,000 $ 402,400 | 2,150,000 / $ 262,200 / | 1,150,000 $ 140,200 |
| Total for production and market development of new products | RMB: ≈USD: | 7,400,000 $ 900,000 | 4,970,000 / $606,000 | 2,430,000 $ 294,000 |

In total, $600,000 will be used to complete GMP certification of the solids form manufacturing facility the majority of which will be allocated to completing the purchase price of new manufacturing equipment. An additional $900,000 will be spent and licensing and market development for existing and new products throughout the balance of the year. Completion of this part of our phase one strategic plan will provide Hubei Benda with production facilities certified to the latest GMP standards for production of pharmaceuticals in all common dosage forms including injections, tablets, pills, capsules, granules and oral liquids. It will have the largest small format injection capacity in Central China as well as competitive capacity in other dosage forms that will allow it to grow significantly. Following GMP certification of the new solids facility, production capacity for several key dosage forms will be as follows:

| Dosage Form | Production Capacity | Remarks |
|---|---|---|
| Injection | 800 million pieces per year | Largest scale and lowest cost in Hubei province |
| Tablet | 500 million tablets per year | |
| Capsule | 400 million capsules per year | Production base for nationwide anti-diabetic drugs |
| Granule | 100 million packets per year | |
| Oral solution | 20 million units per year | Important production base for nationwide anti-cancer drugs |

Although we could quickly re-enter the market with a range of generic drugs in solid form to achieve large sales revenues, margins for generic drugs are low. Working capital would be better allocated to long term growth. Our plan calls for a ramp up period throughout the balance of the year while higher margin solid form pharmaceuticals are introduced to the market and applications are made for production licenses for the two new biotech products used to treat cancer and diabetes. This is similar to the very successful approach we have taken for pharmaceuticals in injectable form and should allow us to build towards significant sales volume in the even higher margins afforded pharmaceuticals in solid form.  For this reason, although it is possible we will achieve significant sales levels with some products as they are introduced and perform beyond expectations, projections for the 2005 fiscal year do not include significant revenues from the solids line. Management is confident that an extrapolation of the eight months performance in the previous fiscal year to a full operating year are realistic, resulting in sales revenues of between 9 and 10 million dollars and net operating profits of approximately 3 million dollars in the subsidiary based upon the current fixed exchange rate. We will work towards improving upon this in the last two quarters of the current year if markets are established for pharmaceuticals in solid form in line with our more optimistic projections.

It should also be noted that we continue to require funding to maintain the parent company.  Our expenditures in North America are modest consisting primarily of management fees, professional fees, compliance costs and communications costs.  We have historically funded these through the sale of stock and plan to continue to do so as required to allow us to re-invest the profits in the subsidiary for the foreseeable future.  We do not have sufficient funds to operate the parent company throughout the current fiscal year without either raising capital through the sale of our stock or drawing on profits generated by the subsidiary.

It is important to note that a pending revaluation of the Chinese Renmimbi (RMB) would have a significant impact on our assets and performance when stated in US dollars.  A revaluation of 25% would result in a 33% increase in revenues and profits when stated in US dollars.  A 3 million dollar profit would be restated as a 4 million dollar profit.  A 30 million dollar revenue projection in subsequent years would be restated as a 40 million dollar projection.  It should also be noted that the revaluation of the currency would decrease the purchasing power of the US dollar, requiring more US dollars to achieve the same result and potentially having a dilutive effect.  For this reason, management believe that the accretive effects of completing phase one financing in the short term, prior to revaluation of the currency, would largely offset the dilution of any portion of the financing based on equity at this level and would be in the best interest of our shareholders.  Fewer US dollars would be required prior to the revaluation which would then be used to complete phase one, generating additional revenues and profitability that would increase further based upon restatement US dollar reported revenues and profitability following the revaluation.

Our investor relations department found in the past that the greatest responses to news about the company's progress came from products with names that are well know in the West or that serve a well understood niche such as birth control, sleep aids or pain management.  Since selling our interest in the factory producing those types of products, and in spite of consistent profitability from our most recent acquisition, we have not caught the mind-share of North American investors.  We believe this has led to an undervalued stock in comparison to similar micro-cap issues. To date, most of our commercialized licenses have been for products bearing Chinese names or trademarks and used to treat conditions for which there is not a lot of interest.  The introduction of products such as Riboflavin, Ribavirin and Erythromycin with their English names may make our material an easier read and attract investors to develop an understanding and become more familiar with what we do. Public awareness and interest in Diabetes and Cancer in the Western world is significant.  We believe that with continued profitability and significant progress on licensing the new biotech products for treatment of Diabetes and Cancer, interspersed with good sales for our new product Shusai-A, a non-addictive substitute for Morphine or Dolantin, and additional awareness created by news of the introduction of as many as 40 new pharmaceuticals from our existing set of licenses; we will be able to put a face on the company that is of interest to Western investors and that will facilitate additional financing or improved leverage to support moving forward to phases two and three of our strategic plan.

Amersin is committed to building investor equity through strategic acquisition and vertical integration. Funding and completion of phase one of our operating plan will be a milestone in building upon an already profitable base of operations and in rounding out the business of the company to something that is more easily understood and of more interest to investors.  We believe that our current market price represents a significant opportunity that is likely to attract the investment necessary to move forward and that, with an expanded investor awareness effort following completion of the new plant, our achievements will be reflected in the market allowing us to move forward with other opportunities we have identified; however, as detailed throughout this report and for other reasons that may not be detailed in this report, investment in Amersin Life Sciences Corporation must be considered a speculative investment and as such no investor should in vest in the company unless he or she can withstand loosing some or all of that investment.

The company has no off balance sheet arrangements to report.

**AMERSIN LIFE SCIENCES CORPORATION**
**(FORMERLY NAMED HUBEI PHARMACEUTICAL GROUP, LTD.)**
**Consolidated Balance Sheets**
**(Expressed in US Dollars)**

| | | January 31, | |
|---|---|---|---|
| | | 2005 | 2004 |
| **Assets** | | | |
| Current Assets | | | |
| Cash and cash equivalents (Note 2) | $ | 623,219 | 243,804 |
| Accounts receivable | | 486,352 | - |
| Proceeds receivable from disposal of Joint Venture (Note 3) | | 118,000 | - |
| Inventory (Note 4) | | 354,552 | 678,785 |
| Prepaid expenses | | 1,172,691 | 352,278 |
| Total Current Assets | | 2,754,814 | 1,274,867 |
| Cash restricted as to use by court order (Note 13) | | 82,056 | 82,056 |
| Property, plant and equipment, at cost (Note 2) | | 5,245,191 | 2,975,487 |
| Less: accumulated depreciation | | (554,197) | (1,333) |
| Net property, plant and equipment | | 4,690,994 | 2,974,154 |
| Deferred charges | | - | 78,492 |
| Construction in progress | | 844,098 | - |
| Goodwill and other Intangible assets (Note 7) | | 2,928,082 | - |
| **Total Assets** | $ | **11,300,044** | $ **4,409,569** |
| | | | |
| **Liabilities and Stockholders' Equity** | | | |
| **Current Liabilities** | | | |
| Accounts payable and accrued liabilities | $ | 713,998 | $ 303,202 |
| Loans payable to related parties (Note 5) | | 791,661 | - |
| Liabilities for acquisition of subsidiary (Note 1) | | 1,205,000 | - |
| Short term bank loans (Note 6) | | 1,573,000 | - |
| Total Current Liabilities | | 4,283,659 | 303,202 |
| | | | |
| Long Term Debt - loans from related parties (Note 5) | | 2,081,200 | |
| Minority interest in Joint Venture Corporation (Note 12) | | 1,073,485 | 3,622,500 |
| | | | |
| **Stockholders' Equity** | | | |
| Capital stock | | | |
| 33,861,885 common shares (January 31, 2004 30,744,507) – Par value | | | |
| $0.0001 per share | | 33,862 | 30,745 |
| Additional paid in capital | | 4,333,746 | 2,538,276 |
| Advances on proposed subscriptions | | 80,000 | 22,000 |
| Share capital to be issued (1) | | 952,000 | - |
| Contributed surplus | | - | 12,075 |
| Contributed surplus - stock-based compensation | | 322,146 | |
| Retained earnings (deficit) | | (1,860,054) | (2,118,606) |
| Cumulative currency translation adjustments (Note 2) | | - | (623) |
| **Total stockholders' equity** | $ | **11,300,044** | $ **4,409,569** |

      Commitments - Notes 1, 5, 6, 12
      Going Concern - Note 1
      Lawsuit - Note 13
      Subsequent Events - Note 14

Approved on behalf of the board of directors per
/s/ H. Y. (Reid) Li, Director and Chief Executive Officer
/s/ E. H. (Eric) Fletcher, Director and Chief Financial Officer

See Accompanying Notes and Independent Auditors' Report

# AMERSIN LIFE SCIENCES CORPORATION
## (FORMERLY NAMED HUBEI PHARMACEUTICAL GROUP, LTD.)
## Consolidated Statements of Income
## (Expressed in US Dollars)

| | Quarter Ended January 31, | | Year Ended January 31, | |
| --- | ---: | ---: | ---: | ---: |
| | 2005 | 2004 | 2005 | 2004 |
| Revenue | $ 2,610,102 | $ - | $ 6,610,774 | $ - |
| Cost of Good Sold | (1,314,928) | - | (3,355,878) | - |
| Gross Profit | 1,295,174 | - | 3,254,896 | - |
| Gross Profit % | 49.62% | | 49.24% | |
| General and Administration Costs | | | | |
| Bank charges and interest | 29,207 | 331 | 75,933 | 1,783 |
| Depreciation - tangible assets | 160,679 | 593 | 316,942 | 1,333 |
| Depreciation - intangible assets | (15,131) | - | 16,172 | - |
| Finders' fees | - | 12,640 | 38,535 | 69,140 |
| Foreign exchange loss | 480 | 8,708 | (3,552) | 8,708 |
| Investor communications | 24,257 | 27,501 | 88,089 | 29,740 |
| Joint Venture organization costs | - | 160,743 | - | 160,743 |
| Management fees | 38,368 | 39,496 | 118,117 | 115,496 |
| Office expenses | 54,372 | 997 | 351,108 | 8,943 |
| Professional fees | 140,060 | 87,423 | 235,146 | 236,598 |
| Salaries and benefits | 21,338 | - | 44,277 | - |
| Stock transfer and filing fees | 4,097 | 2,817 | 6,412 | 11,087 |
| Stock-based compensation | 322,146 | - | 322,146 | 25,000 |
| Travel and promotion | 95,671 | - | 189,346 | 17,632 |
| Write-off of accounts payable | - | - | (160,743) | (70,000) |
| | 875,544 | 341,249 | 1,637,928 | 616,203 |
| Net profit (loss) from operations | 419,630 | (341,249) | 1,616,968 | (616,203) |
| Minority interest | (405,475) | - | (934,639) | - |
| Loss on disposal of HBJV | - | - | (423,777) | - |
| Loss on terminated acquisition | - | - | -- | - |
| Net profit (loss) for the period | $ 14,155 | $ (341,249) | 258,552 | $ (616,203) |

Accompanying Notes and Independent Auditors' Report

**AMERSIN LIFE SCIENCES CORPORATION**
**(FORMERLY NAMED HUBEI PHARMACEUTICAL GROUP, LTD.)**
**Consolidated Statements of Retained Earnings (Deficit)**

| | Quarter Ended January 31, | | Year Ended January 31, | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Net profit (loss) for the period | $ 14,155 | $ (341,249) | $ 258,552 | $ (616,203) |
| Retained earnings (deficit), beginning of period | (1,874,209) | (1,777,357) | (2,118,606) | (1,502,403) |
| Retained earnings (deficit), end of period | $ (1,860,054) | $ (2,118,606) | $ (1,860,054) | $ (2,118,606) |

See Accompanying Notes and Independent Auditors' Report

# AMERSIN LIFE SCIENCES CORPORATION
## (FORMERLY NAMED HUBEI PHARMACEUTICAL GROUP, LTD.)
## Consolidated Statement of Cash Flows
## Expressed in US Dollars)

| | Quarter Ended January 31, | | Year Ended January 31 | |
| --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2005 | 200 |
| **Cash derived from (applied to)** | | | | |
| Operating activities | | | | |
| Net profit (loss) for the period | $ 14,155 | $ (341,249) | $ 258,552 | $ (616 |
| Items not requiring use of cash | | | | |
| Depreciation - tangible assets | 160,679 | 593 | 316,942 | 1 |
| Depreciation - intangible assets | (15,131) | | 16,172 | |
| Minority interest | 405,474 | - | 934,638 | |
| Write-off of accounts payable | | | | (70 |
| Stock-based compensation | 322,146 | | 322,146 | 25 |
| Loss on disposal of HBJV | -- | - | 423,777 | |
| Stock issued for finders' fees | (7,249) | - | 3,774 | 18 |
| Stock issued for services | - | - | 140,000 | 525 |
| Cumulative currency translation Adj. | - | 18 | - | |
| Joint venture organization cost payable | - | - | (160,743) | 70 |
| Changes in non-cash working capital items | | | | |
| Prepaid expenses | (241,093) | 89,902 | (736,863) | (352 |
| Inventory | 294,335 | - | (165,132) | |
| Accounts receivable | (111,547) | - | (308,764) | |
| Proceeds receivable from | | | | |
| disposal of JV | - | (82,056) | (200,056) | (82 |
| Travel advance | 4,766 | - | 4,766 | |
| Accounts payable | 1,043,072 | (67,118) | 1,551,034 | 56 |
| Net cash derived from operating activities | 1,869,607 | (399,910) | 2,400,243 | (425 |
| **Financing activities** | | | | |
| Capital stock issued for cash | (1,146,951) | 172,685 | (667,387) | 769 |
| Contributed surplus | - | (100,829) | - | (12 |
| Loans from related parties | 34,633 | - | 993,907 | |
| Short term bank loans | - | - | 943,800 | |
| Advances on proposed subscriptions | 80,000 | (2,220) | 58,000 | 22 |
| Net cash provided by financing activities | (1,032,318) | 69,636 | 1,328,320 | 778 |
| **Investing activities** | | | | |
| Fixed assets purchased | - | (1,034) | (3,285,552) | (31 |
| Deferred charges | - | 153,789 | - | (78 |
| Construction in progress | (626,323) | - | (803,328) | |
| Investment in joint venture | - | - | 401,672 | |
| Intangible assets | - | - | (923,294) | |
| Acquisition of interest in joint venture | - | - | 1,470,878 | |
| Net cash (used in) investing activities | (626,323) | 152,755 | (3,139,624) | (109 |
| **Cash and cash equivalents,** | | | | |
| increase (decrease) during the period | 210,966 | (177,519) | 588,939 | 243 |
| **Cash and cash equivalents,** | | | | |
| beginning of period | 412,253 | 421,323 | 23,163 | |
| **Cash of subsidiary at date of acquisition** | - | - | 11,117 | |
| **Cash and cash equivalents,** | | | | |
| end of period | 623,219 $ | 243,804 $ | 623,219 $ | 243 |

# AMERISIN LIFE SCIENCES CORPORATION
## (FORMERLY NAMED HUBEI PHARMACEUTICAL GROUP, LTD.)
### Consolidated Statement of Stockholders' Equity
### From Date of Inception on December 18, 1998 to January 31, 2005
### (Expressed in US Dollars)

| | Number of Shares | Par Value | Additional Paid-in Capital | Shares to be Issued and Advances on Proposed Subscriptions | Contributed Surplus | Retained Earnings (Deficit) |
|---|---|---|---|---|---|---|
| Balance, January 31, 2003 | 15,828,762 | 15,829 | 1,345,163 | - | - | (1,502,403 |
| Shares issued for consulting fee | 1,500,000 | 1,500 | 13,500 | | | |
| Shares issued for debt | 1,500,000 | 1,500 | 13,500 | | | |
| Shares issued for bonus | 1,000,000 | 1,000 | 9,000 | | | |
| Cancellation of issuance of shares | (4,000,000) | (4,000) | (116,000) | | | |
| | 15,828,762 | 15,829 | 1,265,163 | - | - | 1,502,403 |
| 1:10 consolidation, April 2, 2003 | 1,582,884 | 15,829 | 1,265,163 | - | - | (1,502,403 |
| Shares issued for the deposit on assignment of acquisition agreement for 57.1% interest of Hubei Pharmaceutical Co., Ltd. (Total of 22,000,000 shares), recorded at par value | 3,000,000 | 3,000 | | | | |
| Shares issued for cash @$0.15 Issued on July 6, 2003 | 2,446,324 | 2,446 | 364,503 | | | |
| Shares issued for finders' fees Issued on July 6, 2003 | 55,500 | 56 | 16,839 | | | |
| Balance of Shares issued for the deposit on assignment of acquisition agreement for 57.1% interest of Hubei Pharmaceutical Co., Ltd. (Total of 22,000,000 shares) recorded at par value | 19,000,000 | 19,000 | | - | | |
| Adjustment of Paid in Capital | | (14,246) | 14,246 | | | |
| Shares issued for finders' fees Issued on August 15, 2003 | 1,500,000 | 1,500 | | | | |
| Shares issued for cash @$0.30 Issued on August 21, 2003 | 693,333 | 693 | 207,307 | | | |
| Shares issued for Consultants fees, issued on August 29, 2003 | 2,000,000 | 2,000 | 498,000 | | | |
| Shares issued for cash @$0.45/unit, issued on December 1, 2003 | 301,300 | 301 | 135,284 | | | |
| Shares issued for cash @$0.30/unit, issued on December 11, 2003 | 35,666 | 36 | 10,664 | | | |
| Warrants exercised @$0.20/share | 104,500 | 105 | 20,795 | | | |
| Option exercised @$0.22/share | 25,000 | 25 | 5,475 | | | |
| Advances on proposed subscriptions | | | | 22,000 | | |
| Contributed Surplus | | | | | 12,075 | |
| Cumulative currency translation adjustments | | | | | | |
| Net loss for the year ended January 31, 2004 | | | | | | (616,203 |
| Balance, January 31, 2004 | 30,744,507 # | 30,745 | 2,538,276 | 22,000 | 12,075 | (2,118,606 |

**AMERISIN LIFE SCIENCES CORPORATION**
**(FORMERLY NAMED HUBEI PHARMACEUTICAL GROUP, LTD.)**
**Consolidated Statement of Stockholders' Equity**
**From Date of Inception on December 18, 1998 to January 31, 2005**
**(Expressed in US Dollars)**

| | Number of Shares | Par Value | Additional Paid-in Capital | Shares to be Issued and Advances on Proposed Subscriptions | Contributed Surplus | |
|---|---|---|---|---|---|---|
| Brought forward | 30,744,507 | 30,745 | 2,538,276 | 22,000 | 12,075 | (2 |
| Shares issued for cash @$0.53/share | | | | | | |
| issued on February 20, 2004 | 27,500 | 28 | 14,547 | | | |
| Shares issued for cash @$0.55/share | | | | | | |
| issued on February 20, 2004 | 40,000 | 40 | 21,960 | | | |
| Shares issued for cash @$0.53/share | | | | | | |
| issued on April 19, 2004 | 65,308 | 65 | 34,548 | | | |
| Shares issued for cash @$0.55/share | | | | | | |
| issued on April 19, 2004 | 110,000 | 110 | 60,390 | | | |
| Shares issued for finders fees | | | | | | |
| issued on April 19, 2004 | 7,120 | 7 | 3,767 | | | |
| Shares issued for cash @$0.625/share | | | | | | |
| issued on April 21, 2004 | 436,200 | 436 | 272,189 | | | |
| Contributed Surplus | | | | | (12,075) | |
| Cumulative currency translation adjustments | | | | | | |
| Shares issued for cash @$0.40/share | 206,250 | 206 | 82,294 | | | |
| Shares to be issued on acquisition of joint venture | | | | 930,000 | | |
| Shares issued for | | | | | | |
| consulting fee @ $0.35/share | 400,000 | 400 | 139,600 | | | |
| Shares issued for cash | | | | | | |
| on December 8, 2004 | 225,000 | 225 | 79,775 | | | |
| Shares issued for acquisition | | | | | | |
| on December 9, 2004 | 1,600,000 | 1,600 | 1,086,400 | | | |
| Advances on proposed subscriptions | | | | 80,000 | | |
| Stock-based Compensation | | | | | 322,146 | |
| Net profit for the year ended | | | | | | |
| January 31, 2005 | | | | | | |
| Balance, January 31, 2005 | 33,861,885 | $  33,862 | $  4,333,746 | $  1,032,000 | $  322,146 | $  (1 |

**See Accompanying Notes and Independent Auditors' Report**

# Note 1.
## ORGANIZATION AND NATURE OF BUSINESS

(a) Amersin Life Science Corporation ("the Company") is incorporated in the State of Nevada, U.S.A. on December 18, 1998, under the name of Explore Technologies, Inc. and changed its name to Pan Asia Communications Corp. In the exploration stage, the Company was engaged in the acquisition, exploration and development of mineral properties and is now in the pharmaceutical business and is no longer a development stage enterprise, effective the current fiscal year, and, accordingly, accumulated figures for the statements of income, retained earnings (deficit) and cash flows are no longer disclosed. Effective April 2, 2003, the Company underwent a name change from Pan Asia Communications Corp. to Hubei Pharmaceutical Group, Ltd. and consolidated its capital on a 10 old for 1 new basis. It changed its name to Amersin Life Science Corporation on January 6, 2005.

(b) By agreement dated May 26, 2004 the Company agreed to acquire the majority partners, 60% controlling interest in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. ("Benda") through issuance of 1,600,000 common shares of the Company at a price of $0.68 per share for $1,088,000, and the issuance of an additional 1,400,000 common shares at a price of $0.68 per share for $952,000 for a license for one of the new biotech products, and the investment of $1,425,000 (12,000,000RMB) within one year of closing the transaction and $220,000 of the latter has been paid, leaving a balance outstanding at January 31, 2005 of $1,205,000. The Company proposes to request an extension date for the payment of this amount. The statement of income includes operations of the subsidiary for the months of June 2004 to January 31, 2005 inclusive. Assets and liabilities of subsidiary at the date of acquisition are as follows:

| | | |
|---|---|---:|
| Assets | $ | 7,377,047 |
| Liabilities | $ | 3,944,431 |
| Equity | $ | 3,432,616 |
| Minority interests - 40% of above | $ | 1,373,046 |
| **Computation of Goodwill** | | |
| Equity in subsidiary at date of acquisition | $ | 3,432,616 |
|   Deduct:  Minority interests - 40% | | (1,373,046) |
|   Net Equity for parent | | 2,059,570 |
| Purchase Consideration | | |
|   1,600,000 common shares at a price of $0.68 per share | | 1,088,000 |
|   Liability for purchase of acquisition | | 1,425,000 |
| | | 2,513,000 |
| Goodwill at date of Acquisition (Note 7) | $ | 453,430 |

(c) **Going Concern**

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  The Company has incurred losses of $1,860,054 to January 31, 2005 of which $1,502,403 were losses when the Company was in the mining exploration stage.   The Company has a working capital deficiency of $1,528,845 at January 31, 2005.  These factors create doubt as to the ability of the Company to continue as a going concern.  Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to pay its commitments, fund working capital, and the ongoing development of the Company's business.

# Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## (a)    Basis of Presentation

These consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States ("USGAAP).

**(b)     Principles of Consolidation**

The accompanying consolidated financial statements include the accounts of the Company and Benda. The 40% interest in Benda owned by two principal owners is shown as a minority interest in these consolidated financial statements. All inter-company transactions and inter-company balances have been eliminated.

**(c)     Use of Estimates**

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

**(d)     Cash and Cash Equivalents**

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less, except for $82,056 which is cash restricted as to use, and the latter amount is held by a Court in China, subject to disposition of the lawsuit outlined in Note 13, below.

**(e)     Compensated Absences**

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying consolidated financial statements.  The corporation's policy is to recognize the costs of compensated absences when paid to employees.

**(f)     Income Taxes**

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes.  Deferred tax assets are reduced by a valuation reserve to nil due to uncertainty of applying tax losses brought forward.  As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. (Note 11(b) Income Tax – The United States, below)

Income Tax Exemptions and Reductions, relating to operation of the joint venture corporation in China are disclosed in Note 11(a).

**(g)     Stock Based Compensation**

Effective January 1, 2005, the Company adopted revised SFAS No. 123, "Share-Based Payment" which replaces SFAS No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No.25, "Accounting for Stock Issued to Employees."  This statement, which requires the cost of all share-based payment transactions be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based measurement method in accounting for share-based payment transaction.  The statement applies to all awards granted, modified repurchased or cancelled after January 1, 2005, and unvested portion of previously issued and outstanding awards.  Stock-based compensation newly issued in 2005 is expensed in accordance with the fair value based method of accounting.  The fair value of equity instruments issued to employees is measured on the date of grant and recognized as compensation expense over the applicable vesting period.  The Company estimates the fair value of stock options using the Black-Scholes option valuation model, as outlined in Note 9.

**(h)     Net Profit (Loss) Per Share**

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding.  Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

## (i)     Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents which are not collateralized.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

## (j)     Long-lived Assets

The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value.  Long-lived assets to he disposed of other than by sale are classified as held and used until they are disposed of.  Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased.

## (k)    Foreign Currency Translation

The reporting currency of the Company is the United States Dollar. The accounts of other currencies are translated into US Dollars on the following basis:

Monetary assets and liabilities are translated at the current rate of exchange.
The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.
Cumulative currency translation adjustments are reported as a separate component of stockholders' equity and not recognized in net income.  Gains or losses on remeasurement from the recording currency are recognized in current net income.
Gains or losses from foreign currency transactions are recognized in current net income.
Fixed assets are measured at historical exchange rates that existed at the time of the transaction.
Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.

An analysis of the changes in the cumulative currency translation adjustment is disclosed as part of stockholders' equity and summarized below:

|  | | Year Ended January 31, | |
| --- | --- | --- | --- |
|  | | 2005 | 2004 |
| Balance, Beginning of period | $ | (623) $ | 0 |
| Change during the period | | 623 | (623) |
| Balance, End of period | $ | 0 $ | (623) |

## (l)    Revenue Recognition

Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements".  The Company's sales are related to sales of product.  Revenue for product sales is recognized as risk and title to the product transfer to the consumer, which usually occurs at the time shipment is made  Substantially all of the Company's products are sold FOB ("free on board") shipping point.  Title to the product passes when the product is delivered to the freight carrier.  Freight costs and any directly related associated costs of transporting finished product to customers are recorded as "Cost of Sales."

## (m)    Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, proceeds receivable from disposal of Joint Venture, prepaid expenses, current liabilities, and long term debt.

It is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments, as the fair value of these financial instruments approximate their carrying values.

**(n)   Segmented Information**

The Company's identifiable assets as are located in the following countries:

| **January 31, 2005** | | **Canada** | **China** | **Total** |
|---|---|---|---|---|
| Current assets | $ | 340,934 $ | 2,413,880 $ | 2,754,814 |
| Cash restricted as to use | | - | 82,056 | 82,056 |
| Net fixed assets | | 5,287 | 4,685,707 | 4,690,994 |
| Construction in progress | | - | 844,098 | 844,098 |
| Other assets | | - | 2,928,082 | 2,928,082 |
| Total assets | | 346,221 | 10,953,823 | 11,300,044 |
| **Year Ended January 31, 2005** | | | | |
| Revenue | | - | 6,610,774 | 6,610,774 |
| Cost of Good Sold | | - | (3,355,878) | (3,355,878) |
| | | - | 3,254,896 | 3,254,896 |
| General and Administration Costs | | (659,938) | (977,991) | (1,637,929) |
| Loss on disposal of HBJV | | - | (423,777) | (423,777) |
| Minority interest | | - | (934,638) | (934,638) |
| Net Profit (Loss) for the Period | $ | (659,938) $ | 918,490 $ | 258,552 |

| **January 31, 2004** | | **Canada** | **China** | **Total** |
|---|---|---|---|---|
| Current assets | $ | 366,389 $ | 908,478 $ | 1,274,867 |
| Cash restricted as to use | | - | 82,056 | 82,056 |
| Net fixed assets | | 7,555 | 2,966,599 | 2,974,154 |
| Other assets | | - | 78,492 | 78,492 |
| Total assets | $ | 373,944 $ | 4,035,625 $ | 4,409,569 |
| **Year Ended January 31, 2004** | | | | |
| Revenue | | - | - | - |
| Cost of Good Sold | | - | - | - |
| | | - | - | - |
| General and Administration Costs | | (616,203) | - | (616,203) |
| Other Costs | | - | - | - |
| Net Profit (Loss) for the Period | $ | (616,203) $ | - $ | (616,203) |

**(o)   Property, Plant and Equipment**

Fixed assets are stated at cost less accumulated depreciation.  Depreciation is recorded at the following rates, based upon the useful life of the assets:

| | | |
|---|---|---|
| Buildings | - | 6% per annum on a straight-line basis |
| Manufacturing equipment | - | 20% per annum on a straight-line basis |
| Computer equipment | - | 30% per annum on the declining balance basis |

| January 31, 2005 | | Cost | | Accumulated Amortization | | Net Book Figure |
|---|---|---|---|---|---|---|
| Buildings | $ | 1,902,100 | $ | 85,594 | $ | 1,816,506 |
| Manufacturing equipment | | 3,334,203 | | 465,002 | | 2,869,201 |
| Computer equipment | | 8,888 | | 3,601 | | 5,287 |
| Total assets | $ | 5,245,191 | $ | 554,197 | $ | 4,690,994 |

| January 31, 2004 | | Cost | | Accumulated Amortization | | Net Book Figure |
|---|---|---|---|---|---|---|
| Buildings | $ | 1,902,100 | $ | - | $ | 1,902,100 |
| Manufacturing equipment | | 1,064,499 | | - | | 1,064,499 |
| Computer equipment | | 8,888 | | 1,333 | | 7,555 |
| Total assets | $ | 2,975,487 | $ | 1,333 | $ | 2,974,154 |

**(p)** **Direct Write-Off Method Used to Record Bad Debts**

The Company has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

**(q)** **Classification of Accounts Receivable with Credit Balances**

Accounts receivable with credit balances have been included as a current liability in accounts payable in the accompanying balance sheet.

**(r)** **Company's Future Operations are Dependent on Foreign Operations**

The Company's future operations and earnings will depend on the results of the Company's operations in the People's Republic of China. There can be no assurance that the Company will be able to successfully conduct such operations, and a failure to do so would have a material adverse effect on the Company's financial position, results of operations, and cash flows. Also, the success of the Company's operations will be subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, prices for the Company's products, competition, and changes in regulations. Because the Company is dependent on international operations, specifically those in the People's Republic of China, the Company will be subject to various additional political, economic, and other uncertainties. Among other risks, the Company's operations will be subject to the risks of restrictions on the transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

**(s)** **Goodwill**

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events and circumstances change, in accordance with FAS-142.

**(t)** **Inventories**

Inventories are stated at the lower of cost or market. The method of determining cost is used consistently from year to year as the first-in, first-out ("FIFO") method.

# Note 3.  JOINT VENTURE AND BASIS OF PRESENTATION

Effective July 31, 2004, the Company entered into an Agreement to sell its 57.14% controlling interest in the Hubei Pharmaceutical Co., Ltd. Joint Venture and proceeds receivable from the sale of $118,000 are recorded as a current asset.

## Note 4. INVENTORY

### January 31, 2005

| | | |
|---|---|---|
| Raw material | $ | 176,071 |
| Finished goods | | 80,747 |
| Packaging materials | | 97,734 |
| Total assets | $ | 354,552 |

## Note 5. RELATED PARTY TRANSACTIONS

The Company acquired computers and printers for $8,888 (CAD$9,180.18) from a company related to a Director during the year ended January 31, 2004.

Managements fees of $118,117 (2004 - $115,496) were paid to Directors of the Company for the year ended January 31, 2005.

The balance of loans, at January 31, 2005, from related parties is $791,661, of which $751,790 was borrowed from the former parent company of Benda, $39,871 was borrowed from the directors of the Company. The loans are unsecured, non interest bearing, with no specific terms of repayment, and are disclosed as a separate item in current liabilities.

The long term debt is $2,081,200 at January 31, 2005 which is payable to previous owners of Benda, who are now 40% minority interest owners of Benda. Payment of $847,000 is deferred and the debt is non-interest bearing and is unsecured. $1,234,200 is the registered capital to pay out to the previous owners of Benda who propose to leave the loan in Benda for 5 years without interest charges.

A Director and Corporate Secretary appointed on April 2, 2003, received an option to purchase 500,000 shares at a price of $0.22 in August 2003 and exercised 25,000 shares from that option in December 2003. A management services agreement pays $75,000 ($90,000Cdn) to a company in which this Director and Secretary owns an interest. The agreement is for a one year term and is renewable annually unless terminated by either party.

## Note 6. SHORT TERM BANK LOANS

Bank loans owed by subsidiary at January 31, 2005

| | Principal | Interest Rate (Per annum) | Maturity Dates (i) | Borrowing Date |
|---|---|---|---|---|
| Bank of China, City of Guangshui (a) | $ 605,000 | 5.31% | 13/03/2005 | 13/09/2003 |
| Bank of China, City of Guangshui (a) | 363,000 | 5.31% | 25/11/2004 | 01/12/2003 |
| Credit Union of Agriculture, City of Guangshui (b) | 363,000 | 6.30% | 24/01/2005 | 24/07/2003 |
| Credit Union of Agriculture, City of Guangshui (b) | 242,000 | 8.10% | 24/02/2005 | 24/02/2004 |
| **Balance at January 31, 2005** | $ 1,573,000 | | | |

The abovementioned loans from Credit Union of Agriculture, totalling $605,000 are secured by the assets of the subsidiary, Benda.

(a)    The loans with the Bank of China, City of Guangshui are being negotiated for two year extensions. The bank, however, has verbally agreed to these extensions. The documentation had not been completed by January 31, 2005, and therefore the loans from the Bank of China are disclosed as current liabilities in these financial statements.

(b)    The loans with the Credit Union of Agriculture, City of Guangshui are being renegotiated for extension maturity in our 2008 fiscal year. However, the documentation had not been completed by January 31, 2005 and therefore the loans from the Credit Union of Agriculture, City of Guangshui are disclosed as current liabilities in these financial statements.

**Note 7.   INTANGIBLE ASSETS**

Intangible assets of $2,928,082 at January 31, 2005 are comprised of the following:

|  |  | Gross Carrying Amount | Accumulated Amortization | Net |
|---|---|---|---|---|
| **Amortized intangible assets** |  |  |  |  |
| Right of use of land | (a) $ | 646,877 $ | (16,172) $ | 630,705 |
| Unamortized intangible assets | (b) |  |  |  |
| Drug Permits & Licenses |  |  |  |  |
| - licenses at date of acquisition |  | 891,947 |  | 891,947 |
| - licenses acquired by shares to |  |  |  |  |
| be issued by Company |  | 952,000 |  | 952,000 |
|  |  | 1,843,947 | - | 1,843,947 |
| Goodwill (Note 1) | (c) | 453,430 | - | 453,430 |
|  | $ | 2,944,254 $ | (16,172) $ | 2,928,082 |

(a)  Cost of the right of use of land of $646,877 is amortized over 40 years. The following table represents the amortization of this intangible asset for the five succeeding years, and subsequent:

| Years Ended January 31 | Amortization Expense |
|---|---|
| 2006 | $ 16,172 |
| 2007 | 16,172 |
| 2008 | 16,172 |
| 2009 | 16,172 |
| 2010 | 16,172 |
|  | 80,860 |
| Thereafter | 549,845 |
|  | $ 630,705 |

(b)  Management has determined there is no impairment of drug permits and licenses at January 31, 2005.

(c)  Goodwill is recorded at purchase cost amount. The Company expects to yield the capitalized amount of profit at cost equivalent to the goodwill purchase price, and accordingly no goodwill impairment applies in this reporting period.

**Note 8. PENSION AND EMPLOYMENT LIABILITIES**

The company does not have liabilities as at January 31, 2005, for pension, post employment benefits or post-retirement benefits. The company does not have a pension plan.

**Note 9.  SHARE CAPITAL**

## Net Loss Per Share

Basic and diluted weighted average number of shares outstanding for the year ended January 31, 2005 are as follows:

|  | January 31 | |
|---|---|---|
|  | **2005** | **2004** |
| Weighted average number of shares (after forward split) | | |
| Basic | 31,790,348 | 17,451,747 |
| Warrants | 2,142,677 | - |
| Options | 1,775,000 | - |
|  | 3,917,677 | - |
| Diluted  (2004 20,207,046; loss - anti dilutive) | 35,708,025 | 17,451,747 |
| Net Profit (Loss) per share | | |
| Basic | $        0.01 | $        (0.04) |
| Diluted | $        0.01 | $        (0.04) |

### Warrants

Warrants to purchase 2,142,677 shares of common stock are outstanding at January 31, 2005, as follows:

| Exercise Price Per share | Expiry Date | Number of Shares |
|---|---|---|
| $1.50 | July 31st, 2005 | 728,999 |
| $1.50 | November 14th, 2005 | 301,300 |
| $1.50 | February 13th, 2006 | 99,928 |
| $1.50 | March 13th, 2006 | 150,000 |
| $1.50 | April 2nd, 2006 | 436,200 |
| $0.90 | to September 15, 2005 | 155,000 |
| $1.50 | thereafter to September 15, 2006 | |
| $0.90 | to September 30, 2005 | 51,250 |
| $1.50 | thereafter to September 30, 2006 | |
| $0.90 | to November 16, 2005 | 220,000 |
| $1.50 | thereafter to November 16, 2006 | |
| Total | | 2,142,677 |

### Stock-Based Compensation

Stock options outstanding as at January 31, 2005 are as follows:

|  | Date Granted | Number of Shares | Exercise Price | Maturity Date |
|---|---|---|---|---|
| Reid Li, President | 8/21/2003 | 750,000 | $0.22 | 8/20/08 |
| Eric Fletcher, Secretary | 8/21/03 | 475,000 | $0.22 | 8/20/08 |
| Howard Milne/HDM Capital Inc. | 10/23/03 | 500,000 | $0.50 | 8/20/08 |
| Rolf-Dieter Moening | 1/10/05 | 10,000 | $0.50 | 1/10/07 |
| Egon Andre | 1/10/05 | 20,000 | $0.50 | 1/10/07 |
| Susan Fletcher | 1/10/05 | 20,000 | $0.50 | 1/10/07 |
| Total | | 1,775,000 | | |

Stock-based compensation of $322,146 is expensed for the fiscal year ended January 31, 2005, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus of $322,146 at January 31, 2005.

The fair value of these options was determined using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following assumptions:

| | |
|---|---:|
| Options not yet forfeited | 1,775,000 |
| Options granted during year ended January 31, 2005 | 50,000 |
| Expected forfeited per year | 0 |
| Stock price | $0.26 |
| Risk free interest rate | 4.50% |
| Expected volatility | 90% |
| Expected dividend yield | $0 |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

## Note 10. OFFICE EXPENSES

| | Year Ended January 31, 2005 |
|---|---:|
| Administration | $ 146,150 |
| Insurance | 3,729 |
| Property taxes and business taxes | 32,428 |
| Rentals | 9,662 |
| Repairs and maintenance | 115,608 |
| Utilities | 43,531 |
| TOTAL | $ 351,108 |

## Note 11. INCOME TAX

### (a) Income Tax Exemptions and reductions - China

The Chinese government provides a special tax incentive to encourage foreign investment. Benda is a joint venture corporation with a foreign investor, Amersin Life Sciences Corporation, and thereby qualifies the joint venture corporation for special income tax treatment under this inventive provision. Benda will be exempt from tax for the first two years of profitable operations and then benefit from a 50% reduction in income tax, thereafter, for a further three years. The corporate income tax rate, before the reduction, is 33% of taxable income.

### (b) Income Tax – The United States

The Company has losses forward for income tax purposes to January 31, 2005. There are no current or deferred tax expenses for the years ended January 31, 2005 and 2004, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry-forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

|  | 2005 | 2004 |
|---|---|---|
| Deferred tax assets | $ 368,463 | $ 720,326 |
| Valuation allowance | $ (368,463) | (720,326) |
| Net deferred tax assets | $ - | $ - |

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended January 31, 2005 and 2004 is as follows:

|  | 2005 | 2004 |
|---|---|---|
| Statutory federal income tax rate | -34.0% | -34.0% |
| Valuation allowance | 34.0% | 34.0% |
| Effective income tax rate | 0.0% | 0.0% |

The benefit of a potential reduction in future income taxes has not been recorded as an asset at January 31, 2005 as it is reduced to nil by a valuation allowance, due to uncertainty of the application of losses.

## Note 12. MINORITY INTEREST

The Company owns a majority interest of 60% in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. ("Benda") and two other principal owners own a minority interest of 40%. The two principal owners' minority interest of $1,073,485 is not disclosed as a part of stockholders' equity but is disclosed in the consolidated balance sheet between the liability section and stockholders' equity section.

| | |
|---|---|
| Minority interest at date of acquisition | $ 1,373,046 |
| Write down capital stock from $2,420,000 to $1,185,800 | (1,234,200) |
| Add: Minority interest of income for year ended January 31, 2005 | |
| (Comprised of operations of the subsidiary for the months of | |
| June 2004 to January 31, 2005, inclusive) - (40% of $2,336,596) | 934,639 |
| Minority interest at January 31, 2005 | $ 1,073,485 |

## Note 13. LAWSUIT

The amount of $82,056 is restricted as to use as it is on deposit with the Court in China related to a dispute with a former director of the Company. The Company has filed its apposition to the dispute and expects a favorable decision from the Court in China.

## Note 14. SUBSEQUENT EVENTS

The maturity date of the short term bank loans that total $1,573,000 at January 31, 2005, are being renegotiated for long term extension dates. However, these loans continue to the disclosed as current liabilities until the finalization of the extended terms of these bank loans.

# MOEN AND COMPANY
## CHARTERED ACCOUNTANTS

**Member:**
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

**Registered with:**
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice License

**Securities Commission Building**
**PO Box 10129, Pacific Centre**
**Suite 1400 – 701 West Georgia Street**
**Vancouver, British Columbia**
**Canada V7Y 1C6**

**Telephone: (604) 662-8899**
**Fax: (604) 662-8809**
**Email: moenca@telus.net**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Amersin Life Sciences Corporation
 (Formerly Named Hubei Pharmaceutical Group, Ltd.)

We have audited the accompanying consolidated balance sheets of Amersin Life Sciences Corporation (Formerly Named Hubei Pharmaceutical Group, Ltd.) as of January 31, 2005 and January 31, 2004 and the related consolidated statements of operations, retained earnings (deficit), cash flows and changes in stockholders' equity for the years ended January 31, 2005 and January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amersin Life Sciences Corporation (Formerly Named Hubei Pharmaceutical Group, Ltd.) as of January 31, 2005 and January 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

*"Moen and Company"*
*("Signed")*

Vancouver, British Columbia, Canada

Chartered Accountants

May 12, 2005

## Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Amersin Life Sciences Corporation has nothing to report.

## Item 8A – Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of the our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our procedures and controls designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Annual Report, are recorded, processed and reported within the time periods prescribed by the SEC rules and regulations.

We do not expect that our disclosure procedures and controls would prevent all instances of error or fraud.  No matter how well designed, a control system may provide reasonable, but not absolute assurance that its objectives will be met.  The benefits of controls must be weighed against the cost of implementing them.  No evaluation can absolutely assure that all control issues have been identified and instances of fraud, if present, detected.  There are inherent limitations in any system reliant on judgment and decision making and simple unforeseen error or mistake can result in failure.  The design of any system is based, in part, on assumptions regarding the likelihood of the future occurrence of certain events and there can be no absolute assurance that the design of any control system would achieve its goals under all potential conditions and combination of future events.

Most circumstances likely to result in a material event would occur or originate in Amersin's office in China or in its operating subsidiaries.  The Company's Chief Executive Officer is bilingual, stationed in China and personally involved in all negotiations and transactions affecting the public company. He oversees, directly or though supervision of staff, the Company's interest in and the operation of its subsidiary and is formally included in the information loop regarding product licensing, regulatory matters, financing and any significant milestones with respect to operation of the subsidiary. Although our Chief Financial Officer does not speak or read Chinese, the company does, from time to time, make use of certified translations or request summarized interpretations be made by its CEO or its office in China.  Our CFO has indicated that, as the business evolves and the budget permits, shifting some or all of the financial oversight to the Chinese office, would provide an additional measure of control as the Company expands; however, the CEO and CFO communicate regularly to ensure that circumstances that may lead to an event requiring disclosure are communicated to the CFO.

The Company's Chief Executive Officer and its Chief Financial Officer have concluded that the Company maintains disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to provide for decisions regarding disclosure requirements in a timely manner.

There have been no significant changes in the Company's internal controls or factors that could significantly affect these controls subsequent to the evaluation.

## Item 8B – Other Information

Amersin Life Sciences Corporation has nothing to report.

# PART III

## Item 9 – Directors, Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

401(a): The following table summarizes the names and ages of our directors and executive offers along with the date of their appointment, a brief summary of their backgrounds and, if applicable, directorships held in other public companies:

| Name | Age | Background | Appointed |
|---|---|---|---|
| **Hong Yun (Reid) Li**<br><br>Director, President and CEO since appointment | 40 | **Hong Yun (Reid) Li** serves as a director, President and CEO. He is also the founder of the project having set out in 2001 to look for opportunities arising out of China's entry in to the World Trade Organization and its move towards privatization of State owned companies. Reid has a diverse background as a corporate finance executive focusing on value enhancement of government controlled industry through privatization and strategic joint ventures. He has provided strategic consulting services to a large diversified energy corporation and taught as a faculty member at a management college in mainland China. Reid has dedicated himself over the past four years to studying the pharmaceuticals industry in China, searching for opportunities arising out of the trend towards privatization and consolidation. He is currently stationed in China investigating opportunities to expand Amersin's interests in the region. | Apr. 4th, 03 |
| **E. H. (Eric) Fletcher**<br><br>Director, Secretary and CFO since appointment | 51 | **Eric Fletcher** serves as director, Secretary and CFO. He has a strong financial background and over 25 years experience at the senior management level with an extensive multi-national background in marketing and distribution. He is published as an author in the technology and communications field, has taught part time as a faculty member in the college system and operated an IT consulting business catering to the needs of the medical profession other vertically specialized industries. Eric has dedicated most of his time over the past three years to assisting Mr. Li with structuring acquisitions for the project and spearheading its transformation to a public venture. | Apr.4th, 03 |
| **Zihao (Harry) Jin**<br><br>Director | 40 | **Zihao (Harry) Jin** serves as the most recent appointment to Amersin's board of directors. Prior to working with Amersin he served as a director and General Manager of Biocause Pharmaceutical Co. Ltd. a public company listed on China's Shenzhen Stock Exchange. Mr. Zin's successful contributions at Biocause saw him managing over a billion RMB in assets and overseeing more than a half a billion RMB in sales. Throughout the 1990's Mr. Jin played a key role in transitioning a number of organizations from state owned enterprises to successful private or public companies. | Mar. 1st, 05 |
| **Wei (Wendy) Xu**<br><br>Vice President, Sales and Marketing | 44 | **Wei (Wendy) Xu** serves as Vice President of Hubei Benda and as VP, Sales and Marketing for Amersin. She holds a bachelor's degree in technology from the prestigious Wuhan Tongji Medical University, where she majored in pharmaceuticals; and a master's degree in Business Administration at Hauzhong University of Science and Technology. She is one of the founders of Benda S&T and serves as Chairman of the Board and CEO for Hubei Benda Science and Technology Development (Group) Co. Ltd. Throughout her twenty-year career in the pharmaceuticals industry in China she has demonstrated innovative ability, strong management skills and an excellent record of outstanding achievement. | Feb. 1st, 05 |

**401(b):** The following table summarizes the names and ages of significant employees along with the date of their appointment, a brief summary of their backgrounds and, if applicable, directorships held in other public companies:

| | | | |
|---|---|---|---|
| **Howard Milne**<br><br>Director of Corporate Communications | 61 | **Howard Milne** has been a member of the Amersin team, directing corporate communications, since late 2003. He has an extensive international background as an entrepreneur, stock broker and underwriter and has been active in the investment field for more than 30 years as a director and founder of several public companies. Prior to joining Amersin, Howard served for six years as Vice President of Corporate Communications for International WEX, a TSX listed biotech with operations in Mainland China. He has over thirty years experience working, living and liaising with the investment community in major financial centers throughout the world. | Oct. 1$^{st}$,03 |
| **Yiquing Wan**<br><br>General Manager, Hubei Benda | 45 | **Yiquing (Charles) Wan** is one of the founders of Benda S&T and serves as director and General Manager for the Hubei Benda subsidiary. Mr. Wan holds a masters degree in business administration and over 20 years of practical experience in pharmaceuticals management and marketing. He has worked as a manager in large State-owned pharmaceutical companies where his responsibilities included development and implementation of organizational strategy, technology development and brand promotion. He has proven himself as a successful entrepreneur and real-estate investor throughout China's trend to privatization over the last decade. | Jun. 1$^{st}$, 04 |
| **Yan Li**<br><br>Chief Scientist, Hubei Benda | | **Yan Li** serves as Hubei Benda's chief scientist. Professor Li is a renowned cancer specialist in China and is published world wide. He has held a number of prestigious positions including Director of the Cancer Research Institute at Beijing Medical University, first Executive Assistant Director of China-Japan Friendship Hospital, professor at Beijing University of Chinese Medicine and guest professor at the Singapore College of Traditional Chinese Medicine. He has held various research positions and is a senior consultant to Japan's Obitsu Sankei Hospital. Professor Li is the developer of the Yanlong Anti-Cancer Oral Solution™ and has spent many years developing the product and treating cancer patients in his private clinics. Hubei Benda now holds a patent on this biotech product. Dr. Li is overseeing its submission , clinical testing and approval by the SFDA. | |

**401(c):** Family Relationships
There are no family relationships among our directors or executive officers to disclose.

**401(d):** Involvement in Certain Legal Proceedings
To the best of the registrant's knowledge, during the past five years, no director, executive officer, promoter or control person of the Company:

1. has filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

2. were convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. were the subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring,      suspending or otherwise limiting his involvement in any type of the following activities:

   a. acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

   b. engaging in any type of business practice;

   c. engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws.

4. were the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under      this Item, or to be associated with persons engaged in any such activity;

5. were found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in such civil finding or find by the Securities and Exchange Commission has not been subsequently reversed, suspended or vacated;

6. were found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been      subsequently reversed, suspended or vacated.

401(e) Audit Committee Financial Expert

The company does not have an audit committee financial expert serving on its audit committee as its directors have relevant experience and this is the first year in which the company has reported transaction revenues.  Management believes that the additional costs associated with the position would not have been in the best interest of the shareholders given the companies limited resources and very recent shift to operational revenues.   The company may seek an individual to fill this role in the current year.  It is felt that an ideal candidate would be bilingual, conversationally and in writing, and would possess a working familiarity of US GAAP along with at least a basic familiarity with accounting principals in use in China.  Relevant experience in the manufacturing sector, particularly pharmaceuticals, would be an asset and it seems likely that such a candidate may arise out of our discussion and ongoing efforts at identifying acquisition targets and joint venture opportunities.

405(a) Compliance with Section 16

Oversight on the part of the shareholders resulted in late filing of Form 5 by the Company's President, Reid Li and one shareholder of a control block, Cui Jing.  These reports were subsequently filed with the Securities and Exchange Commission on May 13[th], 2005.  There were no unreported transactions and no changes in position when compared to Form 5 filed by each of the individuals in the year prior.

406(a) Code of Ethics

A copy of Amersin's code of Ethics is attached hereto as Exhibit 14.1.

## Item 10 – Executive Compensation

402(b) The following table summarizes all compensation earned by or paid to our Chief Executive and Chief Financial officers for the fiscal year ended January 31st, 2005 and two years prior:

| SUMMARY COMPENSATION TABLE | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Annual compensation | | | Long-term compensation | | | |
| | | | | | Awards | | Payouts | |
| Name and principal position | Year | Salary ($) | Bonus ($) | Other ($) | Restricted stock award(s) ($) | Securities under-lying options/ SARs (#) | LTIP payouts ($) | All other ($) |
| R. Jao, President, (1) | 2002 | 3,000 | | | | | | |
| C. Morris, President (2) | 2002<br>2003 | 3,000<br>3,000 | | | | | | |
| M. Glusing, President (3) | 2002<br>2003 | | | | 20,000 | | | |
| Reid Li, CEO (4) | 2003<br>2004 | 50,000<br>60,000 | | | | 750,000 | | |
| Eric Fletcher, CFO (5) | 2003<br>2004 | 53,500<br>68,351 | | | | 475,000 | | |

1. Mr. Jao resigned his offices and as a director on December 4, 2002.
2. Mr. Morris resigned his offices and as a director on April 2, 2003.
3. Mr. Glusing resigned his offices and as a director on April 2, 2003.
4. Mr. Li was appointed as a Director and President on April 2, 2003. He received an option to purchase 750,000 shares of common stock at a price of $0.22 in August, 2003. He is paid a management fee of $5,000 per month.
5. Mr. Fletcher was appointed as a Director and Corporate Secretary on April 2, 2003. He received an option to purchase 500,000 shares at a price of $0.22 in August 2003 and exercised 25,000 shares from that option in December 2003 which remain unsold at the end of the current fiscal year. The compensation reported here is paid under a management services agreement to a company in which Mr. Fletcher owns an interest and is paid in Canadian dollars at CDN$90,000 per year. The agreement is for a one year term and renews annually unless terminated by either party.

402(c) No options were granted to the named officers in the fiscal year ended January 31st, 2005

402(d) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table
The following table sets forth for our executive officers named in the Summary Compensation Table the number and value of exercisable and un-exercisable options as at January 31st, 2004.

| Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values | | | | |
|---|---|---|---|---|
| Name | Shares acquired on exercise (#) | Value realized ($) | Number of securities underlying unexercised options/SARs at FY-end (#) Exercisable/Unexercisable | Value of unexercised in-the-money options/SARs at FY-end ($) Exercisable/Unexercisable(1) |
| Reid Li | | $0.00 | 750,000 / 0 | $292,500 / $0 |
| Eric Fletcher | | $0.00 | 475,000 / 0 | $185,250 / $0 |

(1) Based upon the closing price of $0.39 per share on January 31st, 2005.

## Item 11 – Security Ownership of Certain Beneficial Owners and Management and Related Stock-Holders Matters

201(d) Equity Compensation Plan Summary

The following table sets forth the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in accordance with our equity compensation plan as at January 31$^{st}$, 2005:

| Equity Compensation Plan Information | | | |
|---|---|---|---|
| **Plan category** | **Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)** | **Weighted-average exercise price of outstanding options, warrants and rights (b)** | **Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)** |
| Equity compensation plans approved by security holders | 1,775,000 | $0.3068 | 2,050,000 |
| Equity compensation plans not approved by security holders | | | |
| **Total** | 1,775,000 | $0.3068 | 2,050,000 |

Additional information is available on Form S-8 filed with the Securities and Exchange Commission on December 9$^{th}$, 2003 which set aside for distribution 4,250,000 shares, 1,250,000 of which were reserved for issuance upon conversion of stock options for management services and 3,000,000 of which were set aside  for distribution pursuant the Company's 2003 Stock Option Plan.

403(a) Security ownership of certain beneficial owners

The following table presents the number of shares of common stock owned by each shareholder who is believed to be the beneficial owner (unless otherwise indicated) of more than 5% of our common stock. Except as otherwise indicated, all information is as of March 23, 2005 and the number of shares of common stock outstanding as of that date is 34,291,885.  To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares indicated.

| Title of class | Name and address of beneficial owner | Amount and nature of beneficial ownership | Percent of class |
|---|---|---|---|
| Common | Cui Jing (Form 5)<br>c/o Gregory Yankee Law Corp.<br>200 – 675 West Hastings Street<br>Vancouver, B.C. Canada   V7L 3G8 | 8,000,000 | 23.33% |
| Common | Reid Li (1)  (Form 5)<br>410 Park Avenue<br>New York, NY 10022 | 4,340,000 | 12.66% |
| Common | Kerrislane Capital Corp. (Form 5)<br>Floor #27, Zhi Zao Jui Road<br>Shanghai, PRC 200011 | 2,200,000 | 6.42% |
| Common | Yu Zuo Laing (Form 5)<br>c/o Gregory Yankee Law Corp.<br>200 – 675 West Hastings Street<br>Vancouver, B.C. Canada   V7L 3G8 | 2,000,000 | 5.83% |

1. Based upon Reid Li's Form 5 filed with the Securities and Exchange Commission on May 13th, 2005 for holdings as at January 31st, 2005.  1,590,000 shares owned directly, 750,000 exercisable options, 1,000,000 shares held by Red Dot Capital Inc. controlled by Reid Li and 1,000,000 shares held by Red Dot Management Inc. controlled by Reid Li.

403(b) Security Ownership of Management

The following table presents the number of shares of our common stock beneficially owned by each of our executive officers and directors and the executive officers and directors as a group as at March 23rd, 2005:

| Title of class | Name and address of beneficial owner | Amount and nature of beneficial ownership | Percent of class |
|---|---|---|---|
| Common | Reid Li (1)<br>410 Park Avenue<br>New York, NY 10022 | 4,340,000 | 12.66% |
| Common | Eric Fletcher (2)<br>38596 – 126 West 3rd Street<br>N, Vancouver, B.C. Canada V7M1E8 | 1,505,000 | 4.39% |
| Common | Directors and Officers as a Group | 5,845,000 | 17.05% |

1. Based upon Reid Li's Form 5 filed with the Securities and Exchange Commission on May 13th, 2005 for holdings as at January 31st, 2005.  1,590,000 shares owned directly, 750,000 exercisable options, 1,000,000 shares held by Red Dot Capital Inc. controlled by Reid Li and 1,000,000 shares held by Red Dot Management Inc. controlled by Reid Li.
2. Based upon Eric Fletcher's Form 5 filed with the Securities and Exchange Commission on January 31st, 2005 for holdings as at January 31st, 2005. 1,030,000 shares owned directly, 475,000 exercisable options.

403(3) The Company is not aware of any arrangement that would result in a change of control.

## Item 12 – Certain Relationships and Related Transactions

404(a) As disclosed in Item 10 – Executive Compensation, compensation reported as paid or payable to our Chief Financial Officer, Eric Fletcher is paid under a management services agreement to a company in which Mr. Fletcher owns an interest. The agreement is for a one year term and renews annually unless terminated by either party. It is paid in Canadian dollars at a rate of CDN$90,000 per year and was recorded at US$68,351 for the fiscal year ended January 31st, 2005. It was recorded at $53,500 for the fiscal year ended January 31st, 2004.

404(b) Although exempted from disclosure pursuant to Item 404(b) of Regulation S-B the Company also hereby discloses that it recorded as paid or payable to a company in which Mr. Fletcher owns an interest an amount of $4,157.54 for the fiscal year ended January 31st, 2005. Goods and services provided to the Company included telecommunications services in the form of phone and fax lines at rates prescribed by the local carrier; http, e-mail, ftp, dns, list server and other web based services; domain registration; consumables and other goods or services.

## Item 13 – Exhibits

The following exhibits are included herein:

| Exhibit | Description |
| --- | --- |
| 3.1 | Articles of Incorporation as Amended |
| 3.2 | Bylaws as Amended |
| 10.1 | Management Services Agreement |
| 10.2 | Form of Indemnity Agreement |
| 14.1 | Code of Ethics |
| 21.1 | Subsidiaries of Amersin Life Sciences Corporation |
| 23.1 | Consent of Independent Auditors |
| 31.1 | Certification of Reid Li |
| 31.2 | Certification of Eric Fletcher |
| 32.1 | Certification of Reid Li |
| 32.2 | Certification of Eric Fletcher |

The following exhibits are included by reference:

| Exhibit | File Date | Form | Description |
| --- | --- | --- | --- |
| 10.3 | 12/09/2003 | S-8 | Employee Stock Option Plan |
| 13.1 | 5/17/2004 | 10-KSB | Annual Report for Fiscal Year Ended January 31st, 2004 |
| 13.2 | 7/12/2004 | 10-KSB/A | Certifications Omitted From Original Filing |
| 13.3 | 1/14/2005 | 10-KSB/A | Auditors Report Omitted From Original Filing |
| 13.4 | 6/22/2004 | 10-QSB | Quarterly report for 1st Quarter ended April 30th, 2004 |
| 13.5 | 9/22/2004 | 10-QSB | Quarterly report for 2nd Quarter ended July 31st, 2004 |
| 13.6 | 12/13/2004 | 10-QSB | Quarterly report for 2nd Quarter ended July 31st, 2004 |
| 99.1 | 9/7/2004 | 8-K | Financial Statements & Press Release, Acquisition Completion |
| 99.2 | 9/14/2004 | 8-K | Press Release, Disposal of Joint Venture Interest |

## Item 14 – Principal Accountant Fees and Services

**For the year ended January 31st, 2004:**
Moen and Company served as the Company's independent accountants for the fiscal year ended January 31st, 2004 and during the course of that fiscal year were engaged by the Company to provide independent reviews of quarterly reports, an audit of the consolidate balance sheet included in Form 10QSB for the fiscal quarter ended July 31st, 2003 following acquisition of an interest in the Hubei Pharmaceutical Company joint venture and the annual audit of the Company's financial statements included in the Company's Form 10KSB for the year ended January 31st, 2004. During the year ended January 31st, 2004, the following fees were paid for services provided by Moen and Company.

Audit Related Fees.
The aggregate fees paid for the consolidated balance sheet included in Form10QSB for the quarter ended July 31st, 2003 and as partial payment for the annual audit of the company's financial statements for the year ended January 31st, 2004 amounted to approximately $33,000.

Independent Review Fees.
The aggregate fees paid for independent review of the Company's quarterly financial statements amounted to approximately $3,000.

**For the year ended January 31st, 2005:**
Moen and Company served as the Company's independent accountants for the fiscal year ended January 31st, 2005 and during the course of that fiscal year were engaged by the Company to provide independent reviews of quarterly reports, an audit of the consolidate balance sheet included in Form 8-K filed September 9th, 2004 following acquisition of an interest in the Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. joint venture and the annual audit of the Company's financial statements included in the Company's Form 10KSB for the year ended January 31st, 2005. During the year ended January 31st, 2005, the following fees were paid for services provided by Moen and Company.

Audit Related Fees.
The aggregate fees paid as final payment for the annual audit of the company's financial statements for the year ended January 31st, 2004 and for the audited consolidated balance sheet included in Form 8-K filed September 9th, 2004 amounted to approximately $53,350.

Independent Review Fees.
The aggregate fees paid for independent review of the Company's quarterly financial statements for the year ended January 31st, 2005 amounted to approximately $10,501.

## Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUBEI PHARMACEUTICAL GROUP, LTD.
(Registrant)


/s/ Reid H. Y. Li            Date: June 2$^{nd}$, 2005
----------------------------
Reid H. Y. Li
President / Director


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.


/s/ Reid H. Y. Li            Date: June 2$^{nd}$, 2005
----------------------------
Reid H. Y. Li
President / Director


/s/ Eric Fletcher            Date: June 2$^{nd}$, 2005
----------------------------
E. H. (Eric) Fletcher
Secretary / Director

**Exhibit 3.1 – Articles of Incorporation (as amended)**

<table>
<tr>
<td>
FILED<br>
In the office of the<br>
Secretary of State of the<br>
STATE OF NEVADA<br>
DEC 17 1998<br>
C 29506-98
</td>
<td>
***Articles of Incorporation***<br>
(PURSUANT TO NRS 78)<br>
**STATE OF NEVADA**<br>
*Secretary of State*
</td>
</tr>
</table>

1. NAME OF CORPORATION:    Amersin Life Sciences Corporation

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

   Name of Resident Agent:  Capitol Corporate Services, Inc.
   Street Address:        202 South Minnesota St., Carson City, Nevada 89703

3. SHARES: (number of shares the corporation is authorized to  issue)
Number of shares with par value: <u>100 Million</u>   Par value: <u>$.001</u>
No. without par value:

4. GOVERNING BOARD: shall be styled as (check one): <u>X</u>  Directors _ Trustees
   The FIRST BOARD OF DIRECTORS shall consist of 1 member(s) and the names and addresses are as follows:

        Michael A. Cane
        101 Convention Center Dr.
        Suite #1200
        Las Vegas, NV 89109

5.  PURPOSE:(optional):  The purpose of the corporation shall be:

6.  OTHER MATTERS: This form includes the minimal statutory requirements to incorporate under NRS 78.  You  may attach  additional information pursuant to NRS 78.037 or any other  information you deem appropriate.  If any of the additional information is contradictory to this form it cannot be filed and will be returned to you for correction.  Number of pages attached <u>0</u>.

7. SIGNATURES OF INCORPORATORS:  The names and addresses of each of the incorporators signing the articles.

   Michael A. Cane
   P.O. Box 12927, Las Vegas, NV 89112
   /S/ Michael A. Cane
   Signature
   State of Nevada, County of Clark

   This instrument was acknowledged before me
   on December 17, 1998 by
   Michael A. Cane
   as incorporator of
   Explore Technologies, Inc.
   /S/Notary Public
   (affix notary stamp or seal)

8.  CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT:
   I, Michael A. Cane hereby accept appointment as Resident Agent for the above named corporation.
   /S/ Michael A. Cane                12-17-98
   Signature of Resident Agent         Date

**Exhibit 3.2 – Bylaws (as amended)**

BYLAWS
OF
AMERSIN LIFE SCIENCES CORPORATION
(A NEVADA CORPORATION)

## ARTICLE I
## OFFICES

**Section 1.  Registered Office.** The registered office of the corporation in the State of Nevada shall be in the City of Las Vegas, State of Nevada.

**Section 2.  Other Offices.**  The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

## ARTICLE II
## CORPORATE SEAL

**Section 3.  Corporate Seal.**  The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

## ARTICLE III
## STOCKHOLDERS' MEETINGS

**Section 4.  Place of Meetings**.  Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

**Section 5.  Annual Meeting.**

a)  The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

b)  At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting.  To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder.  For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation.  To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the sixtieth

(60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

c) Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

d) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

## Section 6. Special Meetings.

a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors, shall determine.

b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

**Section 7. Notice of Meetings.** Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance threat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.  Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

**Section 8.  Quorum.**  At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than one percent (1%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.  In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented threat, but no other business shall be transacted at such meeting.  The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.  Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

**Section 9.  Adjournment and Notice of Adjourned Meetings**.  Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions.  When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.  At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

**Section 10.  Voting Rights.**  For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders.  Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Nevada law.  An agent so appointed need not be a stockholder.  No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

**Section 11.  Joint Owners of Stock.**  If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Court of Chancery for relief as provided in the General Corporation Law of Nevada, Section 217(b).  If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

**Section 12.  List of Stockholders.**  The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held.  The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

**Section 13.  Action Without Meeting.**  No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or  by the written consent of all stockholders.

**Section 14.  Organization.**

a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman.  The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient.  Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot.  Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

# ARTICLE IV
# DIRECTORS

**Section 15.  Number and Qualification.**  The authorized number of directors of the corporation shall be not less than one (1) nor more than twelve (12) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors.  Directors need not be stockholders unless so required by the Articles of Incorporation.  If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

**Section 16.  Powers.**  The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

**Section 17.  Election and Term of Office of Directors.**  Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

**Section 18.  Vacancies.**   Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.  A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

**Section 19.  Resignation.**  Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors.  If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors.  When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

**Section 20.  Removal.**  Subject to the Articles of Incorporation, any director may be removed by:

a) the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause; or

b) the affirmative and unanimous vote of a majority of the directors of the Corporation, with the exception of the vote of the directors to be removed, with or without cause.

**Section 21.  Meetings.**

a)  Annual Meetings.  The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held.  No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

b)  Regular Meetings.  Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof.  Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of Nevada which has been designated by resolution of the Board of Directors or the written consent of all directors.

c)  Special Meetings.  Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the President or any two of the directors.

d)  Telephone Meetings.  Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

e)  Notice of Meetings.  Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting.  Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

f)  Waiver of Notice.  The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice.  All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.


**Section 22.  Quorum and Voting.**

a)  Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

**Section 23. Action Without Meeting.**  Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

**Section 24.  Fees and Compensation**.  Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors.  Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefore.

**Section 25.  Committees.**

a) Executive Committee.  The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors.  The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation.

b) Other Committees.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law.  Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

c) Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

**Section 26. Organization.** At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.


**ARTICLE V**
**OFFICERS**


**Section 27. Officers Designated.** The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Direction. The Board of Directors may also appoint one or more Assistant Secretaries,

Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited there from by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

### Section 28. Tenure and Duties of Officers.

a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

e) Duties of Secretary. The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

**Section 29.  Delegation of Authority.** The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

**Section 30.  Resignations.** Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

**Section 31.  Removal.** Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION

**Section 32.  Execution of Corporate Instrument.** The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer.  All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render
it liable for any purpose or for any amount.

**Section 33.  Voting of Securities Owned by the Corporation.**  All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

**ARTICLE VII**
**SHARES OF STOCK**

**Section 34.  Form and Execution of Certificates.**  Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation.   Any or all of the signatures on the certificate may be facsimiles.  In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.  Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.  Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

**Section 35.  Lost Certificates.**  A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed.  The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

### Section 36.  Transfers.

a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Nevada.

### Section 37.  Fixing Record Dates.

a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting.  If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action.  If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

**Section 38.  Registered Stockholders.**  The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

## ARTICLE VIII
## OTHER SECURITIES OF THE CORPORATION

**Section 39.  Execution of Other Securities.**  All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons.  Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person.  In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

## ARTICLE IX
## DIVIDENDS

**Section 40.  Declaration of Dividends.**  Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting.
Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

**Section 41.  Dividend Reserve.**  Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

## ARTICLE X
## FISCAL YEAR

**Section 42.  Fiscal Year.**  The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

# ARTICLE XI
# INDEMNIFICATION

**Section 43.  Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.**

a) Directors Officers.  The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made under subsection (d).

b) Employees and Other Agents.  The corporation shall have power to indemnify its employees and other agents as set forth in the Nevada General Corporation Law.

c) Expense.  The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

d) Enforcement.  Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer.  Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefore.  The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim.  In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada General Corporation Law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada General Corporation Law.

f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

g) Insurance. To the fullest extent permitted by the Nevada General Corporation Law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

   i. The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

ii.    The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys'    fees, witness fees, fines, amounts paid in settlement or    judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

iii.    The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority  to indemnify its directors, officers, and employees or  agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had  continued.

iv.    References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

v.    References to "other enterprises" shall include employee benefit plans; references to "fines" shall include    any excise taxes assessed on a person with respect to an    employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a    director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a    person who acted in good faith and in a manner he reasonably    believed to be in the interest of the participants and    beneficiaries of an employee benefit plan shall be deemed to    have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.


## ARTICLE XII
## NOTICES

**Section 44.  Notices.**

a)  Notice to Stockholders.   Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent.

b)  Notice to directors.  Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

c)  Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

d) Time Notices Deemed Given.  All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

e) Methods of Notice.  It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

f) Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him ill the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

g) Notice to Person with Whom Communication Is Unlawful.  Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person.  Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given.  In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

h) Notice to Person with Undeliverable Address.  Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom
   i.    notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or
   ii.   all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required.  Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given.  If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated.  In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Nevada General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

## ARTICLE XII
## AMENDMENTS

**Section 45. Amendments.** The Board of Directors shall have the power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.

Declared as the By-Laws of AMERSIN LIFE SCIENCES CORPORATION. as of the 18TH day of November, 2004.

Signature of Officer:          /s/ H. Y. (Reid) Li

Name of Officer:          H. Y. (Reid) Li

Position of Officer:          President and Director



**Exhibit 10.1 – Management Services Agreement**

# MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT ("AGREEMENT") is entered into with an effective date of April 1st, 2005 (the "EFFECTIVE DATE") by and between Amersin Life Sciences Corporation, a company duly incorporated in the state of Nevada, USA (the "COMPANY") and ProtoLogic Corporation a company duly incorporated in the province of British Columbia, Canada ("PROTOLOGIC"). The Company and ProtoLogic are sometimes each referred to individually herein as a "PARTY" and together as the "PARTIES".

## RECITALS

WHEREAS, the Company desires to retain the managerial and support services of certain employees of ProtoLogic and ProtoLogic is willing to provide the time of certain of their employees to render such services to the Company, upon the terms and conditions hereinafter set forth,

NOW, THEREFORE, for and in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

## ARTICLE 1 - DEFINITIONS

**Section 1.1 Defined Terms.**
For the purpose of this Agreement, the following terms shall have the meanings given below unless otherwise specified or clearly required by the context in which such term is used:

"AGREEMENT" means this Management Services Agreement, as modified from time to time by any duly adopted amendments.

"BUSINESS" means all business activities of the Company conducted both directly and indirectly through subsidiaries, nominees, joint ventures, general and limited partnerships and other entities of which the Company serves as a partner or in which it otherwise has an interest, as such Business is now conducted or may hereafter be conducted in the future.

"PERSON" means an individual, corporation, partnership, limited partnership, unincorporated association, trust, estate, or other incorporated or unincorporated entity.

"AFFILIATES" means, with respect to a Person, any Person that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with, such Person; the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management, activities or policies of any Person or entity, whether through the ownership of voting securities, by contract, employment or otherwise.

"TERM OF AGREEMENT" means the period from the effective date hereof until this Agreement is terminated or otherwise expires pursuant to Article 4 hereof. This agreement and all provisions with it, as amended, will automatically renew annually unless terminated in accordance with the provisions of Article 4.

## ARTICLE 2 - SERVICES

**Section 2.1 Provision of Services by ProtoLogic.**
The parties agree that Eric Fletcher has played a key role in the development of the Company for several years and that his knowledge of the history of the Company is a component in rendering the services. ProtoLogic hereby agrees to make Fletcher and such other personnel available to the Company as may from time to time be determined by ProtoLogic in its sole discretion as required for the reasonable conduct of the business (the "PROTOLOGIC SERVICES"). ProtoLogic will act on direction from the board of directors of the Company. ProtoLogic Services may include, but not be limited to: assistance with managing the Company's interests in North America; management of North American accounts payable; review and editing of English language documents for filing, news releases and other purposes; preparation and submission of filings and news releases; investor relations; advice on matters relating to the structure, management, and operation of the Company and its subsidiaries; the establishment of offices and operations in and outside North America; the identification and negotiation of agreements with prospective joint venture, strategic alliance and other partners; the identification and securing of agreements with prospective officers, directors, consultants, and employees; introduction and/or liaising with various outside business professionals, such as attorneys, accountants, financial institutions, public relation firms and technology providers.

During the term of this agreement, the Company shall be entitled to ProtoLogic's services for reasonable times when and to the extent reasonably requested by, and subject to the reasonable direction of, the Company's Chief Executive Officer and President, Mr. Reid Li.  It is understood that ProtoLogic's services are not exclusive to the Company and that it shall be free to perform services for other persons or entities.  ProtoLogic will notify the Company of its performance of consulting services for any other person or entity whose line of business is, in ProtoLogic's sole discretion, competitive with that of the Company resulting in a conflict of interest with its obligations under this Agreement.  Upon receiving such notice, the Company may terminate this Agreement or consent to ProtoLogic's conflicting consulting activities; failure to terminate this Agreement within seven (7) days of receipt of written notice of conflict, shall constitute the Company's ongoing consent to ProtoLogic's  consulting services.

**Section 2.2 Standard of Performance**.
ProtoLogic shall, within the scope of its obligations as set out in this Agreement, use its reasonable best efforts to further the interests of the Company and to provide its Management Services in a competent and professional manner.

**Section 2.3 Compliance with Laws and Regulations**
ProtoLogic will act on instruction from the Company.  Compliance with all applicable laws, Securities Acts and Regulations, including Sarbanes Oxley, with respect to the business of the Company are the responsibility of the Company.  ProtoLogic shall not be required to make any payment or incur any liability on account of any violation of any law, ordinance, rule, regulation or order.  ProtoLogic shall promptly notify the Company of any violation which comes to its attention and shall transmit promptly to the Company a copy of any citation or other communication received by it setting forth any such violation.

**Section 2.4 Limits on Authority.**
Notwithstanding any powers ProtoLogic may from time to time exercise under this Agreement, the Company shall retain all authority and control over the business, policies, operation and assets of the Company's Business, and ProtoLogic shall perform its duties in accordance with and pursuant to all directives of the Company.

# ARTICLE 3 - COMPENSATION

**Section 3.1 Compensation for Management Services.**
As compensation for entering into the Agreement to provide such services, the Company shall pay to ProtoLogic the sum of Ninety Thousand Dollars ($90,000).  ProtoLogic hereby agrees to the amortization of this amount as twelve (12) equal payments of Seven Thousand Five Hundred Dollars ($7,500.00) payable in advance each month commencing April 1st, 2005.

**Section 3.2 Payment of Expenses.**
ProtoLogic or its employees may, from time to time, advance funds on behalf of the company to pay for news releases, periodic filings, goods or services for which credit terms have not been established by the Company with the supplier of the good or service ("DISBURSEMENTS"). Such disbursements shall be invoiced to the company at 107% of the supplier invoice value and paid promptly by the Company to ProtoLogic.

ProtoLogic shall be entitled to reimbursement from the Company for all of its out-of-pocket expenses and such expenses of its employees, agents and consultants, including travel expenses, incurred in the performance of its Management Services pursuant to this Agreement ("EXPENSES").  Reimbursement for expenses shall not include reimbursement for expenses related to the cost of operating an automobile owned by ProtoLogic or its employees including acquisition cost, finance charges, fuel, and oil which may be required in providing the management services.  Such automobile operating costs are to be born by ProtoLogic or its employees.

# ARTICLE 4 - TERM AND TERMINATION OF AGREEMENT

**Section 4.1 Initial Term.**
The initial term of this Agreement shall commence on the effective date hereof and end on the first anniversary of the effective date hereof (the "INITIAL TERM"). Following the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year periods until terminated in accordance with the provisions of this Article 4.

**Section 4.2 Termination.**
This Agreement may be terminated as follows:

   a)  This Agreement may be terminated at any time upon, and in accordance with, the written agreement of all of the Parties.
   b)  Each Party may, with or without cause, terminate this Agreement at any time by giving to the other Parties at least thirty (30) days' prior written notice of its intent to terminate, whereupon this Agreement shall terminate on the date specified in such notice.  In the event that the Company provides ProtoLogic less than 90 days notice, a minimum payment of $22,500 shall be made to ProtoLogic within five (5) business days of providing such notice and ProtoLogic will apply this amount first to the last part of any payment due for ProtoLogic Services rendered under this agreement but not to any sum outstanding for reimbursement of Disbursements or Expenses and then as penalty.

**Section 4.3 Effects of Termination.**
Other effects notwithstanding, the termination of this Agreement in accordance with the provisions of this Article 4 shall have the following effects:

a) Upon termination of this Agreement, all rights and obligations of the Parties to this Agreement shall terminate, provided that:
   i. the rights and obligations set forth in Section 3.1, Section 3.2 and Section 4.3 of this Agreement and any other mutual covenants or other provisions herein that by their terms extend beyond the Term of Agreement, and
   ii. any rights, claims or causes of action that any Party may have against any other Party, whether for damages or other relief, arising out of or by virtue of anything done or omitted to be done by such other Party (through or by agents, employees or other representatives thereof) outside the scope of, or in violation of, this Agreement, shall survive such termination.
b) Upon termination of this Agreement, ProtoLogic shall promptly deliver to the Company all books and records of the Company in its possession.
c) Upon the termination of this Agreement, the Company shall promptly pay to ProtoLogic, Management Services Fees, expenses and reimbursement for disbursements and all other sums due in accordance with the provisions of this agreement. If the company is unable or for any other reason cannot or does not pay the outstanding balance to ProtoLogic, ProtoLogic may, at its sole discretion, accept but not be required to accept, restricted shares at par value in settlement of any or all of the outstanding balance.

## ARTICLE 5 - PERSONNEL ADMINISTRATION

**Section 5.1 General.**
All matters pertaining to the employment, supervision, compensation, promotion and discharge of any employees or personnel of ProtoLogic are the responsibility of ProtoLogic, which is in all respects the employer of any such employees. All such employment arrangements are solely the concern of ProtoLogic and the Company shall have no liability with respect thereto except as may be required by law.

## ARTICLE 6 - LIABILITIES

**Section 6.1 ProtoLogic Assumes no Liability on behalf of Company**
ProtoLogic shall not, by entering into this Agreement, assume or become liable for any of the obligations, debts or other liabilities of the Company in existence or arising on or after the date hereof. ProtoLogic shall not, by providing services to the Company, assume or become liable for any of the obligations, debts or other liabilities of the Company.

## ARTICLE 7 - INDEPENDENT CONTRACTOR

**Section 7.1 Independent Contractor.**
ProtoLogic shall perform its Management Services hereunder as an independent contractor, retaining control over and responsibility for its own operations and the actions of its employees and agents. ProtoLogic shall not, solely by virtue of this Agreement or the arrangements hereunder, be considered an employee or agent of the Company and shall not have authority to contract in the name of or bind the Company, except as expressly provided in this Agreement.

## ARTICLE 8 - ACCESS TO INFORMATION, BOOKS AND RECORDS; CONFIDENTIALITY

**Section 8.1 Access to Books and Records.**
ProtoLogic shall have complete access to the Company's offices, facilities and records wherever located, in order to discharge the Company's responsibilities hereunder. All records and materials furnished to ProtoLogic by the Company in performance of this Agreement shall at all times during the Term of this Agreement remain the property of the Company.

**Section 8.2 Confidentiality.**
ProtoLogic agrees to keep confidential all non-public information concerning the Company acquired by it or its Affiliates during the Term of Agreement. For the purpose of this Section 8.2, confidential information shall not include any information available to or otherwise disclosed by the Company to third parties generally. Nothing in this Section 8.2 prohibits any announcement or disclosure by a party hereto that such party determines is required to be disclosed by applicable law or court order.

## ARTICLE 9 - INDEMNIFICATION

**Section 9.1 Indemnification by the Company.**
The Company hereby agrees to indemnify, hold harmless and defend (with counsel reasonably satisfactory to ProtoLogic) ProtoLogic and its officers, members, employees, agents and Affiliates (collectively, the "INDEMNITEES") from and against any and all threatened or actual claims, demands, causes of action, suits, proceedings (formal or informal), losses, damages, fines, penalties,

liabilities, costs and expenses of any nature, including attorneys' fees and court costs, (collectively, "DAMAGES"), sustained or incurred by or asserted against any of the Indemnitees by any person, firm, corporation, governmental authority, or other entity by reason of or arising out of the conduct of the Company, the Business, the provision of any Management Services by ProtoLogic or any of its employees pursuant to this Agreement, or any matter arising out of the relationship created hereby, except to the extent arising from the fraud, gross negligence or willful misconduct of ProtoLogic.

## ARTICLE 10 - MISCELLANEOUS

**Section 10.1 Governing Law.**
This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of British Columbia (excluding any conflicts-of-law rule or principle that might refer the same to the laws of another jurisdiction), except to the extent that the same are mandatorily subject to the laws of another jurisdiction pursuant to the laws of such other jurisdiction.

**Section 10.2 Notices.**
Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to any other party (herein collectively called "NOTICE") shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by certified mail, postage prepaid and return receipt requested, or by telecopier, as follows:

> If to the Company, addressed to:
> > Amersin Life Sciences Corporation
> > c/o Mr. Reid Li
> > Floor 23, Changjiang Building, 1
> > Mingquan Road, Jianghan District
> > Wuhan City, China 430021
> > Telecopier: 86-027-85375851

> If to ProtoLogic, addressed to:
> > ProtoLogic Corporation
> > c/o Mr. Eric Fletcher
> > 38596 – 126 West 3$^{rd}$ Street
> > North Vancouver, B.C.
> > Canada V7M 1E8
> > Telecopier: 604-881-2892

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by telecopier shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next business day after receipt if not received during the recipient's normal business hours. All Notices by telecopier shall be confirmed promptly after transmission in writing by certified mail or personal delivery. Any party hereto may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

**Section 10.3 Amendments and Waivers.**
No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

**Section 10.4 Binding Effect and Assignment.**
This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

**Section 10.5 Severability.**
If any provision of the Agreement is rendered or declared illegal or unenforceable by reason of any existing or subsequently enacted legislation or by decree of a court of last resort, the parties hereto shall promptly meet and negotiate substitute provisions for those rendered or declared illegal or unenforceable, but all of the remaining provisions of this Agreement shall remain in full force and effect.

**Section 10.6 Headings.**
The headings of the sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

**Section 10.7 Counterparts.** This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument.

**Section 10.8 Entire Agreement; Parties in Interest; Non-reliance.**
This Agreement (a) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) is not intended to confer upon any other person or entity any rights or remedies hereunder. The parties to this Agreement agree that no other party to this Agreement (including its agents and representatives) has made any representation, warranty, covenant or agreement to or with such parties relating to the Management Services.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the day and year first above written.

For AMERSIN LIFE SCIENCES CORPORATION

 /s/  H.Y (Reid) Li
H. Y. (Reid) Li, President and CEO

For PROTOLOGIC CORPORATION

 /s/ E. H. (Eric) Fletcher
E. H. (Eric) Fletcher, President



**Exhibit 10.2 Indemnity Agreement**

## INDEMNITY AGREEMENT

This Indemnity Agreement (the "Agreement") is made as of April 30[th], 2003, by and between Hubei Pharmaceutical Group, Ltd., a Nevada corporation (the "Company"), and person whose signature appears at the end of this Agreement (the "Indemnitee"), an officer and/or director of the Company.

## RECITALS

A. The Indemnitee is currently serving as an officer and/or director of the Company and in such capacity renders valuable services to the Company.

B. Both the Company and the Indemnitee recognize the substantial risk of litigation against officers and directors of corporations, and the Indemnitee has indicated that he or she does not regard the indemnification available under the Company's Bylaws as adequate to protect against legal risks associated with service to the Company and may be unwilling to continue in office in the absence of greater protection and indemnification.

C. The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to induce the Indemnitee to continue to serve as an officer and/or director and retain the benefits of his or her experience and skill by entering into this Agreement to provide protection from potential liabilities which might arise by reason of the fact that he or she is an officer and/or director of the Company beyond the protection afforded by Nevada law and the Company's Bylaws.

## AGREEMENT

In consideration of the continued services of the Indemnitee and as an inducement to the Indemnitee to continue to serve as an officer and/or director, the Company and the Indemnitee do hereby agree as follows:

DEFINITIONS. As used in this Agreement:

The term "Company' shall include Hubei Pharmaceutical Group, Ltd., a Nevada corporation and any wholly-owned subsidiary.

The term "Expenses" includes, without limitation, attorneys' fees, disbursements and retainers, accounting and witness fees, travel and deposition costs, any interest, assessment or other charges, any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Agreement, any other expense, liability or loss, any amounts paid or to be paid in settlement by or on behalf of Indemnitee, and any expenses of establishing a right to indemnification (pursuant to this Agreement or otherwise), paid or incurred in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in, any Proceeding relating to an Indemnifiable Event, including reasonable compensation for time spent by the Indemnitee in connection with the investigation, defense or appeal of a Proceeding or of an action for indemnification for which he or she is not otherwise compensated by the Company or any third party. The Indemnitee shall be deemed to be compensated by the Company or a third party for time spent in connection with the investigation, defense or appeal of a Proceeding or an action for Indemnification if, among other things, he or she is a salaried employee of the Company or such third party and his or her salary is not reduced In proportion to the time spent in connection with the Proceeding or action for Indemnification. The term "Expenses" does not include the amount of judgments, fines, penalties or ERISA excise taxes actually levied against the Indemnitee.

The term "Indemnifiable Event" shall include any event or occurrence that takes place either prior to or after the execution of this Agreement, related to the service of Indemnitee as an officer and/or director of the Company, or his or her service at the request of the Company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise. or related to anything done or not done by Indemnitee in any such capacity, whether or not the basis of a Proceeding arising in whole or in part from such Indemnifiable Event is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent of the Company or at the request of the Company, as described above, and whether or not he or she is serving in such capacity at the time any liability or Expenses are incurred for which indemnification or reimbursement is to be provided under this Agreement.

The term "Proceeding" shall include (i) any threatened, pending or completed action, suit or proceeding, whether brought in the name of the Company or otherwise and whether of a civil, criminal, administrative, investigative or other nature; and (ii) any inquiry, hearing or investigation, whether or not conducted by the Company, that Indemnitee in good faith believes might lead to the institution of any such action. suit or proceeding.

AGREEMENT TO SERVE. The Indemnitee agrees to continue to serve as an officer and/or director of the Company at the will of the Company for so long as Indemnitee is duly elected or appointed or until such time as Indemnitee tenders a resignation in writing; provided, however, that nothing in this Agreement shall be construed as providing the Indemnitee any right to continued employment.

INDEMNIFICATION IN THIRD PARTY ACTIONS. In connection with any Proceeding arising in whole or in part from an Indemnifiable Event (other than a Proceeding by or in the name of the Company to procure a judgment in its favor), the Company shall indemnify the Indemnitee against all Expenses and all judgments, fines, penalties and ERISA excise taxes actually and reasonably incurred by the Indemnitee in connection with such Proceeding, to the fullest extent permitted by Nevada law. The Company shall also cooperate fully with Indemnitee and render such assistance as Indemnitee may reasonably require in the defense of any Proceeding in which Indemnitee was or is a party or is threatened to be made a party, and shall make available to Indemnitee and his or her counsel all information and documents reasonably available to it which relate to the subject of any such Proceeding.

**INDEMNIFICATION IN PROCEEDINGS BY OR IN THE NAME OF THE COMPANY. In any**

Proceeding by or in the name of the Company to procure a judgment in its favor arising in whole or in part from an Indemnifiable Event, the Company shall indemnify the Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding, to the fullest extent permitted by Nevada law.

**CONCLUSIVE PRESUMPTION REGARDING STANDARD OF CONDUCT. The Indemnitee shall be**

conclusively presumed to have met the relevant standards of conduct as defined by Nevada law for indemnification pursuant to this Agreement, unless a determination is made that the Indemnitee has not met such standards by (i) the Board of Directors of the Company by a majority vote of a quorum thereof consisting of directors who were not parties to such Proceeding, (ii) the stockholders of the Company by majority vote, or (iii) in a written opinion by independent legal counsel, selection of whom has been approved by the Indemnitee in writing.

INDEMNIFICATION OF EXPENSES OF SUCCESSFUL PARTY. Notwithstanding any other provisions of this Agreement, to the extent that the Indemnitee has been successful in defense of any Proceeding or in defense of any claim, issue or matter therein, on the merits or otherwise, including the dismissal of a Proceeding without prejudice. the Indemnitee shall be indemnified against all Expenses incurred in connection therewith to the fullest extent permitted by Nevada law.

ADVANCES OF EXPENSES. The Expenses incurred by the Indemnitee in any Proceeding shall be paid promptly by the Company in advance of the final disposition of the Proceeding at the written request of the Indemnitee to the fullest extent permitted by Nevada law; provided that if Nevada law in effect at the time so requires, the Indemnitee shall undertake in writing to repay such amount to the extent that it is ultimately determined that the Indemnitee is not entitled to indemnification.

PARTIAL INDEMNIFICATION. If the Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines, penalties or ERISA excise taxes actually and reasonably incurred by Indemnitee in the investigation, defense, appeal or settlement of any Proceeding but not, however. for the total amount thereof, the Company shall nevertheless indemnify the Indemnitee for the portion of such Expenses, judgments, fines, penalties or ERISA excise taxes to which the Indemnitee is entitled.

### INDEMNIFICATION PROCEDURE; DETERMINATION OF RIGHT TO INDEMNIFICATION.

Promptly after receipt by the Indemnitee of notice of the commencement of any Proceeding, the Indemnitee will, If a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof.

If a claim under this Agreement is not paid by the Company within 30 days of receipt of written notice, the right to indemnification as provided by this Agreement shall be enforceable by the Indemnitee in any court of competent jurisdiction. it shall be a defense to any such action (other than an action brought to enforce a claim for Expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the Indemnitee has failed to meet a standard of conduct which makes it permissible under Nevada law for the Company to indemnity the Indemnitee for the amount claimed. The burden of proving by clear and convincing evidence that indemnification or advances are not appropriate shall be on the Company. Neither the failure of the directors or stockholders of the Company or independent legal counsel to have made a determination prior to the commencement of such action that indemnification or advances are proper in the circumstances because the Indemnitee has met the applicable standard of conduct, nor an actual determination by the directors or stockholders of the Company or independent legal counsel that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct.

The Indemnitee's Expenses incurred in connection with any Proceeding concerning Indemnitee's right to indemnification or advances in whole or in part pursuant to this Agreement shall also be indemnified by the Company regardless of the outcome of such Proceeding, unless a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such Proceeding was not made in good faith or was frivolous.

With respect to any Proceeding for which indemnification is requested, the Company will be entitled to participate therein at its own expense and, except as otherwise provided below, to the extent that it may wish, the Company may assume the defense thereof, with counsel satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of its election to assume the defense of a Proceeding, the Company will not be liable to the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof, other than reasonable costs of investigation or as otherwise provided below. The Indemnitee shall cooperate fully with the Company and render such assistance as the Company may reasonably require in the Company's participation in any such Proceeding and shall make available to the Company and its counsel all information and documents reasonably available to Indemnitee which relate to the subject of such Proceeding. The Company shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial award if the Company was not given a reasonable and timely opportunity, at its expense. to participate in the defense of such action; the Company's liability hereunder shall not be excused if participation in the Proceeding by the Company was barred. The Company shall not settle any Proceeding in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee's prior written consent. The Indemnitee shall have the right to employ counsel in any Proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless (i) the employment of counsel by the Indemnitee has been authorized by the Company, (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of a Proceeding, or (iii) the Company shall not in fact have employed counsel to assume the defense of a Proceeding, in each of which cases the fees and expenses of the Indemnitee's counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any Proceeding brought by or on behalf of the Company or as to which the Indemnitee has made the conclusion that there may be a conflict of interest between the Company and the Indemnitee.

LIMITATIONS ON INDEMNIFICATION. No payments pursuant to this Agreement shall be made by the Company:

To indemnify or advance Expenses to the Indemnitee with respect to Proceedings initiated or brought voluntarily by the Indemnitee and not by way of defense, except with respect to Proceedings brought to establish or enforce a right to indemnification under this Agreement or any other Statute or law or otherwise as required under Nevada law, but such Indemnification or advancement of Expenses may be provided by the Company in specific cases if a majority of the Board of Directors finds it to be appropriate;

To indemnify the Indemnitee for any Expenses, judgments, fines, penalties or ERISA excise taxes for which the Indemnitee is indemnified by the Company otherwise than pursuant to this Agreement;

To indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any Proceeding effected without the Company's written consent; however, the Company will not unreasonably withhold its consent to any proposed settlement;

To indemnify the Indemnitee for any Expenses, judgments, fines, penalties or ERISA excise taxes for which payment is actually made to the Indemnitee under a valid and collectible insurance policy, except in respect of any excess beyond the amount of payment under such insurance;

To indemnify the Indemnitee for any Expenses, judgments, fines or penalties sustained in any Proceeding for an accounting of profits made from the purchase or sale by Indemnitee of securities of the Company pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder and amendments thereto or similar provisions of any federal, state or local statutory law;

To indemnify the Indemnitee against any Expenses, judgments, fines, penalties or ERISA excise taxes based upon or attributable to the Indemnitee having been finally adjudged to have gained any personal profit or advantage to which he or she was not legally entitled;

To indemnify the Indemnitee for any Expenses. judgments, fines, penalties or ERISA excise taxes resulting from Indemnitee's conduct which is finally adjudged to have been willful misconduct, knowingly fraudulent. deliberately dishonest or in violation of Indemnitee's duty of loyalty to the Company; or

If a court of competent jurisdiction shall finally determine that any indemnification hereunder is unlawful.

# MAINTENANCE OF LIABILITY INSURANCE.

The Company hereby covenants and agrees that, as long as the Indemnitee shall continue to serve as an officer and/or director of the Company and thereafter so long as the Indemnitee shall be subject to any possible Proceeding, the Company, subject to subsection (c), shall promptly obtain and maintain in full force and effect directors' and officers' liability insurance ("D&O Insurance") in reasonable amounts from established and reputable insurers.

In all D&O Insurance policies, the Indemnitee shall be named as an insured in such a manner as to provide the Indemnitee the same rights and benefits as are accorded to the most favorably insured of the Company's officers or directors.

Notwithstanding the foregoing, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available. The premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit.

INDEMNIFICATION HEREUNDER NOT EXCLUSIVE. The indemnification provided by this Agreement shall not be deemed 00to limit or preclude any other rights to which the Indemnitee may be entitled under the Certificate of Incorporation, the Bylaws, any agreement, any vote of stockholders or disinterested directors, Nevada law, or otherwise, both as to action In Indemnitee's official capacity and as to action in another capacity on behalf of the Company while holding such office.

SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and shall inure to the benefit of, the Indemnitee and Indemnitee's heirs, personal representatives and assigns, and the Company and its successors and assigns.

SEPARABILITY. Each provision of this Agreement is a separate and distinct agreement and Independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. To the extent required. any provision of this Agreement may be modified by a court of competent jurisdiction to preserve Its validity and to provide the Indemnitee with the broadest possible indemnification permitted under Nevada law.

SAVINGS CLAUSE. If this Agreement or any portion thereof be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify Indemnitee as to Expenses, judgments, fines, penalties or ERISA excise taxes with respect to any Proceeding to the full extent permitted by any applicable portion of this Agreement that shall not have been invalidated or by any applicable provision of the law of Nevada or the law of any other jurisdiction.

INTERPRETATION; GOVERNING LAW. This Agreement shall be construed as a whole and in accordance with its fair meaning. Headings are for convenience only and shall not be used in construing meaning. This Agreement shall be governed and interpreted In accordance with the laws of the State of Nevada.

AMENDMENTS. No amendment, waiver, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by the party against whom enforcement is sought. The Indemnification rights afforded to the Indemnitee hereby are contract rights and may not be diminished, eliminated or otherwise affected by amendments to the Company's Certificate of Incorporation, Bylaws or agreements including D&O Insurance policies.

COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other.

NOTICES. Any notice required to be given under this Agreement shall be directed to the Company at 410 Park Avenue, New York, NY 10022 and to Indemnitee at the address specified below or to such other address as either shall designate in writing.

SUBJECT MATTER. The intended purpose of this Agreement is to provide for Indemnification, and this Agreement is not intended to affect any other aspect of any relationship between the Indemnitee and the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

```
    AMERSIN LIFE SCIENCES CORPORATION          INDEMNITEE


    By._____    _____
    Its _____

                                           _____
                                                   Street Address

                                           _____
                                                City, State, Zip Code
```



**Exhibit 14.1 Code of Ethics**

# AMERSIN LIFE SCIENCES CORPORATION
# CODE OF ETHICS

## I. Introduction

This Code of Ethics summarizes principles of conduct Amersin Life Sciences Corporation ("AMERSIN") follows to ensure our business is conducted with integrity and in compliance with the law. We expect our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Covered Officers"), as well all of our employees, officers and directors, to know and follow the policies outlined in this Code of Ethics. Any employee, officer or director who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination.

Every employee, officer and director has the responsibility to obey the law and act honestly and ethically. To that end, this Code of Ethics is a guide that is intended to sensitize you to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct. It is not, however, a comprehensive document that addresses every legal or ethical issue that you may confront, nor is it a summary of all laws and policies that apply to our business. AMERSIN and/or its subsidiaries have additional policies including policies of acceptable business conduct, with which you should be familiar and to which you should also refer. Ultimately, no code of ethics can replace the thoughtful behavior of an ethical officer, employee or director.

If you have any questions about this Code of Ethics or are concerned about conduct you believe violates this Code of Ethics, AMERSIN's policies or applicable laws, rules or regulations, you should consult with our General Counsel. No one at AMERSIN has the authority to make exceptions to this code of ethics except as provided in item VIII below.

## II. Compliance with Laws, Rules And Regulations

All employees, officers and directors must comply fully with all applicable federal, state and local laws, rules and regulations that govern AMERSIN's business conduct, including, without limitation, antitrust laws, employee health and safety laws, environmental laws, insider trading laws and the United States' Foreign Corrupt Practices Act of 1977 and amendments thereto.

## III. Conflicts Of Interest

Business decisions must be made in the best interest of AMERSIN, not motivated by personal interest or gain. Therefore, as a matter of AMERSIN policy, all employees, officers and directors must avoid any actual or perceived conflict of interest.

A "conflict of interest" occurs when an individual's personal interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of AMERSIN. A conflict of interest situation can arise when an employee takes actions or has interests (financial or other) that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also may arise when an employee or a member of his or her family receives improper personal benefits as a result of his or her position in AMERSIN, regardless of whether such benefits are received from AMERSIN or a third party. Loans to or guarantees of obligations of, employees and their family members are of special concern. Federal law currently prohibits AMERSIN from making loans to directors and executive officers. AMERSIN's corporate bylaws were amended to reflect this.

It is difficult to identify exhaustively what constitutes a conflict of interest. For this reason, employees, officers and directors must avoid any situation in which their independent business judgment might appear to be compromised. Questions by Directors or Officers of the company about potential conflicts of interest situations, and disclosure of these situations as they arise, should be addressed and reported to the General Counsel. Other employees should address questions involving themselves first to AMERSIN's most senior officer in the region and then, if not resolved to their satisfaction, to General Counsel; however, should such question involve a director or officer of the company or if for any reason the employee would prefer anonymity such questions may be addressed directly to General Council.

## IV. Corporate Opportunities

Employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that properly belong to AMERSIN or are discovered through the use of corporate property, information or position or (b) using corporate property, information or position for personal gain. Employees, officers and directors owe a duty to AMERSIN to advance its legitimate interests when the opportunity to do so arises.

## V. Public Company Reporting

As a result of our status as a public company, we are required to file periodic and other reports with the Securities and Exchange Commission. AMERSIN takes its public disclosure responsibility seriously. To that end:

A. each Covered Officer and director, as well as all other employees directly involved in such matters, must take all reasonable steps to ensure that these reports and other public communications furnish the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of AMERSIN;

B. each employee, officer and director must promptly bring to the attention of the Audit Committee of the Board of Directors or, if an audit committee has not yet been formed, to the attention of the Chief Executive Office and the Chief Financial Officer, any material information of which such person may become aware that affects the disclosures made by AMERSIN in its public filings or otherwise would assist the Audit Committee of the Board of Directors and the company in fulfilling its responsibilities; and

C. each employee, officer and director must promptly bring to the attention of the Audit Committee of the Board of Directors or, if an audit committee has not yet been formed, to the attention of the Chief Executive Officre and the Chief Financial Officer, any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls that could adversely affect AMERSIN's ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, involving management or other employees who have a significant role in AMERSIN's financial reporting, disclosures or internal controls. If an Audit Committee has not yet been formed and the employee has concern regarding any fraud, whether or not material, involving management or officers of the company who have a significant role in AMERSIN's financial reporting, such concern should be directed to the General Council.

**VI. Reporting Illegal or Unethical Behavior**

Each employee, officer and director has a duty to adhere to this Code of Ethics. Each employee, officer and director must also promptly bring to the attention of the Audit Committee of the Board of Directors or, if an audit committee has not yet been formed, to the attention of the Chief Executive Officer and the Chief Financial Officer any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to AMERSIN and the operation of its business, by AMERSIN or any agent thereof, or of a violation of this Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in AMERSIN's financial reporting, disclosures or internal controls. If an Audit Committee has not yet been formed, such reports may be addressed directly to General Council. Confidentiality will be maintained to the fullest extent possible.

An employee, officer or director will not be penalized for making a good-faith report of violations of this Code of Ethics or other illegal or unethical conduct, nor will we tolerate retaliation of any kind against anyone who makes a good-faith report. An employee, officer or director who submits a false report of a violation, however, will be subject to disciplinary action. If you report a violation and are also involved in some way in the violation, the fact that you stepped forward will be considered. Any employee finding themselves in that situation should step forward immediately upon realizing that such a violation has occurred.

If the result of an investigation indicates that corrective action is required, the Board of Directors will decide, or designate appropriate persons to decide, what actions to take, including, when appropriate, legal proceedings and disciplinary action up to and including termination, to rectify the problem and avoid the likelihood of its recurrence.

**VII. Other AMERSIN Policies**

This Code of Ethics does not supersede, change, alter or replace the existing policies and procedures already in place as stated in other existing AMERSIN policy or the policies of its subsidiaries to the extent that those policies set forth standards for ethical conduct and means of reporting breaches or suspected breaches of those standards. Statements of AMERSIN policy may contain information that is proprietary and confidential, and AMERSIN hereby expressly denies waiving any right to assert claims that the contents of such policies are proprietary and/or confidential.

This Code of Ethics and is a statements of goals and expectations for individual and business conduct. It is not intended to, and does not in any way constitute, an employment contract or an assurance of continued employment. AMERSIN does not create any contractual rights by issuing this Code of Ethics or any other statement of AMERSIN policy.

**VIII. Amendment, Modification and Waiver**

This Code of Ethics may be amended, modified or waived as to Covered Officers by the Board of Directors of the Company. Any change to, or waiver (whether explicit or implicit) of, this Code of Ethics affecting Covered Officers must be disclosed promptly to our stockholders either by a Form 8-K filing or by publishing a statement on our web site. Any waiver (whether explicit or implicit) of this Code of Ethics affecting an employee who is not a Covered Officer may be made by the Chief Executive Officer of the Company.

**Exhibit 21.1**

The following table lists subsidiaries of the issuer, Amersin Life Sciences Corporation:

| Subsidiary Name | | Country of Incorporation | | Ownership Percentage |
|---|---|---|---|---|
| Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. | | China | | 60 % |

**Exhibit 23.1 – Consent of Independent Auditors**

# MOEN AND COMPANY
## CHARTERED ACCOUNTANTS

**Member:**
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

**Registered with:**
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

**Securities Commission Building**
**PO Box 10129, Pacific Centre**
**Suite 1400 – 701 West Georgia Street**
**Vancouver, British Columbia**
**Canada V7Y 1C6**
**Telephone: (604) 662-8899**
**Fax: (604) 662-8809**
**Email: moenca@telus.net**

May 31, 2005

## CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 12, 2005 on the audited financial statements as at January 31, 2005, which appear in the Form 10-KSB of Amersin Life Sciences Corporation.

Yours very truly,
**MOEN AND COMPANY,**
Chartered Accountants

*"Moen and Company"*
*("Signed")*

Moen and Company

Exhibit 23.1

**Exhibit 31.1 – Certification of H. Y. (Reid) Li**

## CERTIFICATION

I, Hong Yun (Reid) Li, certify that:

(1) I have reviewed this Annual Report on Form 10-KSB of Amersin Life Sciences Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and believe we have:

   a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors:

   a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ H. Y. (Reid) Li

H. Y. (Reid) Li
Chief Executive Officer
May 16, 2005

**Exhibit 31.2 – Certification of E. H. (Eric) Fletcher**

## CERTIFICATION

I, Eric H. Fletcher, certify that:

(1) I have reviewed this Annual Report on Form 10-KSB of Amersin Life Sciences Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and believe we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ E. H. (Eric) Fletcher

---

E. H. (Eric) Fletcher
Chief Financial Officer
May 16, 2005

**Exhibit 32.1 – Certification of H. Y. Reid) Li**

## CERTIFICATION PURSUANT TO
## 18 U.S.C. SECTION 1350,
## AS ADOPTED PURSUANT TO
## SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Amersin Life Sciences Corporation. (the "Company") on Form 10-KSB for the twelve month period ended January 31$^{st}$, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), as Chief Executive Officer of the Company I hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ H. Y. (Reid) Li

_____

H. Y. (Reid) Li
Chief Executive Officer
May 16, 2005

A signed original of this written statement required by Section 906 will be retained by Amersin Life Sciences Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2 – Certification of E. H. (Eric) Fletcher**

# CERTIFICATION PURSUANT TO
# 18 U.S.C. SECTION 1350,
# AS ADOPTED PURSUANT TO
# SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Amersin Life Sciences Corporation. (the "Company") on Form 10-KSB for the twelve month period ended January 31st, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), as Chief Executive Officer of the Company I hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ E. H. (Eric) Fletcher

---

E. H. (Eric) Fletcher
Chief Financial Officer
May 16, 2005

A signed original of this written statement required by Section 906 will be retained by Amersin Life Sciences Corporation and furnished to the Securities and Exchange Commission or its staff upon request.